FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number: 333-13580

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

I N D E X

FS-01 CONSOLIDATED BALANCE SHEETS, AT DECEMBER 31, 2009 & 2008

FS-02 CONSOLIDATED BALANCE SHEETS - BREAKDOWN OF MAIN CONCEPTS -

FS-03 CONSOLIDATED BALANCE SHEETS - OTHER CONCEPTS -

FS-04 CONSOLIDATED STATEMENTS OF INCOME FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008

FS-05 CONSOLIDATED STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-06 CONSOLIDATED STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-07 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME FROM OCTOBER 01 TO DECEMBER 31, 2009 & 2008

FS-08 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - BREAKDOWN OF MAIN CONCEPTS -

FS-09 CONSOLIDATED QUARTERLY STATEMENTS OF INCOME - OTHER CONCEPTS -

FS-12 DATA PER SHARE - CONSOLIDATED INFORMATION

FS-13 RATIOS - CONSOLIDATED INFORMATION

FS-14 STATE OF CASH FLOW (INDIRECT METHOD)

FS-15 STATE OF CASH FLOW (INDERECT METHOD) - BREAKDOWN OF MAIN CONCEPTS

ANNEX 1.- CHIEF EXECUTIVE OFFICER REPORT

ANNEX 2.- NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ANNEX 3a.- SHARE INVESTMENTS -SUBSIDIARIES-

ANNEX 3b.- SHARE INVESTMENTS -AFFILATES-

ANNEX 5.- CREDITS BREAKDOWN

ANNEX 6.- FOREING EXCHANGE MONETARY POSITION

ANNEX 7.- CALCULATION AND RESULT FROM MONETARY POSITION

ANNEX 8.- DEBT INSTRUMENTS

ANNEX 9.- PLANTS, - COMMERCIAL, DISTRIBUTION AND/OR SERVICE CENTERS-

ANNEX 10.- RAW MATERIALS

ANNEX 11a.- SALES DISTRIBUTION PRODUCT - SALES -

ANNEX 11b.- SALES DISTRIBUTION PRODUCT - FOREIGN SALES -

ANALYSIS OF PAID CAPITAL STOCK

ANNEX 13.- PROJECT INFORMATION

ANNEX 14.- TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION)

GENERAL INFORMATION

BOARD OF DIRECTORS

MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

AT DECEMBER 31, 2009 & 2008

(Thousands of Mexican Pesos)

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s01	TOTAL ASSETS	178,355,377	100	187,125,347	100

s02	CURRENT ASSETS	51,836,373	29	52,118,223	28
s03	CASH AND SHORT-TERM INVESTMENTS	14,379,768	8	6,136,563	3
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	16,300,592	9	15,950,441	9
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	4,812,731	3	4,858,322	3
s06	INVENTORIES	1,543,648	1	1,914,306	1
s07	OTHER CURRENT ASSETS	14,799,634	8	23,258,591	12
s08	LONG - TERM	1,775,380	1	1,494,133	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,650,890	1	1,369,467	1
s11	OTHER INVESTMENTS	124,490	0	124,666	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	104,304,749	58	112,865,377	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	402,629,777	226	398,629,711	213
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	298,734,102	167	286,221,263	153
s17	CONSTRUCTIONS IN PROGRESS	409,074	0	456,929	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,360,671	1	2,493,802	1
s19	OTHER ASSETS	18,078,204	10	18,153,812	10

s20	TOTAL LIABILITIES	140,034,604	100	147,754,248	100

s21	CURRENT LIABILITIES	37,288,883	27	41,364,856	28
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	7,363,129	5	19,983,092	14
s24	STOCK MARKET LOANS	12,405,765	9	2,900,000	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,211,626	2	783,543	1
s26	OTHER CURRENT LIABILITIES	15,308,363	11	17,698,221	12
s27	LONG - TERM LIABILITIES	83,105,454	59	84,172,355	57
s28	BANK LOANS	35,750,038	26	44,101,991	30
s29	STOCK MARKET LOANS	47,355,416	34	40,070,364	27
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	466,696	0	411,106	0
s32	OTHER NON CURRENT LIABILITIES	19,173,571	14	21,805,931	15

s33	CONSOLIDATED STOCKHOLDERS' EQUITY	38,320,773	100	39,371,099	100

s34	NON-CONTROLLING INTEREST	41,480	0	41,186	0
s35	CONTROLLING INTEREST	38,279,293	100	39,329,913	100
s36	CONTRIBUTED CAPITAL	9,020,300	24	9,138,632	23
s79	CAPITAL STOCK (NOMINAL)	9,020,300	24	9,138,632	23
s39	PREMIUM ON SALES OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	CAPITAL INCREASE (DECREASE)	29,258,993	76	30,191,281	77
s42	RETAINED EARNINGS AND CAPITAL RESERVE	28,375,768	74	27,374,656	70
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	883,225	2	2,816,625	7
s80	SHARES REPURCHASED	0	0	0	0

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

---

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
s03	CASH AND AVAILABLE INVESTMENTS	14,379,768	100	6,136,563	100
s46	CASH	1,010,973	7	1,001,967	16
s47	AVAILABLE INVESTMENTS	13,368,795	93	5,134,596	84

s07	OTHER CURRENT ASSETS	14,799,634	100	23,258,591	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	11,496,359	78	20,418,889	88
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,303,275	22	2,839,702	12

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	2,360,671	100	2,493,802	100
s48	AMORTIZED OR REDEEMED EXPENSES	1,442,330	61	1,468,775	59
s49	GOODWILL	0	0	0	0
s51	OTHERS	918,341	39	1,025,027	41

s19	OTHER ASSETS	18,078,204	100	18,153,812	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS FOR EMPLOYEES	16,430,857	91	15,485,402	85
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	1,647,347	9	2,668,410	15

s21	CURRENT LIABILITIES	37,288,883	100	41,364,856	100
s52	FOREIGN CURRENCY LIABILITIES	18,294,695	49	22,699,010	55
s53	MEXICAN PESOS LIABILITIES	18,994,188	51	18,665,846	45

s26	OTHER CURRENT LIABITIES	15,308,363	100	17,698,221	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	119,719	1	0	0
s89	INTEREST LIABILITIES	936,550	6	1,187,525	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	8,932,547	58	10,899,412	62
s105	BENEFITS FOR EMPLOYEES	5,319,547	35	5,611,284	32

s27	LONG-TERM LIABILITIES	83,105,454	100	84,172,355	100
s59	FOREIGN CURRENCY LIABILITIES	52,705,454	63	64,972,355	77
s60	MEXICAN PESOS LIABILITIES	30,400,000	37	19,200,000	23

s31	DEFERRED LIABILITIES	466,696	100	411,106	100
s65	GOODWILL	0	0	0	0
s67	OTHERS	466,696	100	411,106	100

s32	OTHER NON CURRENT LIABILITIES	19,173,571	100	21,805,931	100
s66	DEFERRED TAXES	15,060,058	79	16,808,391	77
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	4,113,513	21	4,997,540	23
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0

s79	CAPITAL STOCK	9,020,300	100	9,138,632	100
s37	CAPITAL STOCK (NOMINAL)	78,545	1	80,113	1
s38	RESTATEMENT OF CAPITAL STOCK	8,941,755	99	9,058,519	99

s42	RETAINED EARNINGS AND CAPITAL RESERVES	28,375,768	100	27,374,656	100
s93	LEGAL RESERVE	1,880,513	7	1,880,513	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	6,026,566	21	5,317,207	19
s45	NET INCOME FOR THE YEAR	20,468,689	72	20,176,936	74

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	883,225	100	2,816,625	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	187,552	21	201,104	7
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	1,155,361	131	4,036,298	143
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(459,688)	(52)	(1,420,777)	(50)
s100	OTHERS	0	0	0	0

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED BALANCE SHEETS

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
s72	WORKING CAPITAL	14,547,490	10,753,367
s73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	84	98
s75	EMPLOYEES (*)	9,269	9,523
s76	WORKERS (*)	43,593	44,696
s77	OUTSTANDING SHARES (*)	18,191,892,260	18,555,053,360
s78	REPURCHASE OF OWN SHARER(*)	363,161,100	805,344,110
s101	RESTRICTED CASH	0	0
s102	DEBT WITH COST OF AFFILIATES NON CONSOLIDATED	0	0
	(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- FROM JANUARY 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

---

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	119,100,212	100	124,105,235	100
r02	COST OF SALES AND SERVICES	63,905,908	54	64,499,260	52
r03	GROSS INCOME	55,194,304	46	59,605,975	48
r04	OPERATING EXPENSES	20,830,245	17	19,863,006	16
r05	OPERATING INCOME	34,364,059	29	39,742,969	32
r08	OTHER EXPENSES AND INCOMES (NET)	(1,349,680)	(1)	(679,592)	0
r06	COMPREHENSIVE FINANCING COST	(4,314,554)	(4)	(9,232,694)	(7)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	254,680	0	(62,113)	(0)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	28,954,505	24	29,768,570	24
r10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,485,522	7	9,591,659	8
r11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	20,468,983	17	20,176,911	16
r14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
r18	NET INCOME	20,468,983	17	20,176,911	16
r19	NET INCOME OF NON-CONTROLLING INTEREST	294	0	(25)	0
r20	NET INCOME OF CONTROLLING INTEREST	20,468,689	17	20,176,936	16

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
r01	OPERATING REVENUES	119,100,212	100	124,105,235	100
r21	DOMESTIC	114,413,138	96	120,090,214	97
r22	FOREIGN	4,687,074	4	4,015,021	3
r23	TRANSLATION INTO DOLLARS (***)	346,021	0	357,276	0

r08	OTHER EXPENSES AND INCOMES (NET)	(1,349,680)	100	(679,592)	100
r49	OTHER EXPENSES AND INCOMES (NET)	260,126	(19)	468,999	(69)
r34	EMPLOYEE PROFIT SHARING	2,217,482	(164)	2,548,762	(375)
r35	DEFERRED EMPLOYEE PROFIT SHARING	(607,676)	45	(1,400,171)	206

r06	COMPREHENSIVE FINANCING COST	(4,314,554)	100	(9,232,694)	100
r24	INTEREST EXPENSE	6,122,328	(142)	7,652,427	(83)
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCIAL COSTS	0	0	0	0
r26	INTEREST INCOME	711,243	(16)	913,462	(10)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	1,096,531	(25)	(2,493,729)	27
r28	RESULT FROM MONETARY POSITION	0	0	0	0

r10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	8,485,522	100	9,591,659	100
r32	INCOME TAX	9,560,860	113	10,606,003	111
r33	DEFERRED INCOME TAX	(1,075,338)	(13)	(1,014,344)	(11)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
r36	TOTAL REVENUES	119,100,212	124,105,235
r37	TAX RESULT FOR THE YEAR	0	0
r38	OPERATING REVENUES (**)	119,100,212	124,105,235
r39	OPERATING INCOME (**)	34,364,059	39,742,969
r40	NET INCOME OF CONTROLLING INTEREST (**)	20,468,689	20,176,936
r41	NET INCOME (**)	20,468,983	20,176,911
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	17,152,939	16,961,597

(**)	INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- FROM OCTOBER 01 TO DECEMBER 31, 2009 & 2008 -

(Thousands of Mexican Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,746,853	100	30,967,321	100
rt02	COST OF SALES AND SERVICES	16,638,003	56	16,486,929	53
rt03	GROSS INCOME	13,108,850	44	14,480,392	47
rt04	OPERATING EXPENSES	5,333,346	18	5,228,463	17
rt05	OPERATING INCOME	7,775,504	26	9,251,929	30
rt08	OTHER EXPENSES AND INCOMES (NET)	(136,859)	(0)	212,174	1
rt06	COMPREHENSIVE FINANCING COST	(1,221,100)	(4)	(3,808,396)	(12)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT BUSINESSES AND AFFILIATES	91,718	0	(131,619)	0
rt48	NON-ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAX AND EMPLOYEE PROFIT SHARING	6,509,263	22	5,524,088	18
rt10	PROVISIONS FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,515,659	5	2,544,416	8
rt11	NET INCOME AFTER INCOME TAX AND EMPLYEE PROFIT SHARING	4,993,604	17	2,979,672	10
rt14	INCOME FROM DISCONTINUED OPERATIONS (NET)	0	0	0	0
rt18	NET INCOME	4,993,604	17	2,979,672	10
rt19	NET INCOME OF NON-CONTROLLING INTEREST	(655)	(0)	1,811	0
rt20	NET INCOME OF CONTROLLING INTEREST	4,994,259	17	2,977,861	10

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- BREAKDOWN OF MAIN CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	%	Amount	%
rt01	OPERATING REVENUES	29,746,853	100	30,967,321	100
rt21	DOMESTIC	28,265,238	95	29,629,475	96
rt22	FOREIGN	1,481,615	5	1,337,846	4
rt23	TRANSLATION INTO DOLLARS (***)	113,796	0	109,203	0

rt08	OTHER REVENUES AND (EXPENSES), NET	(136,859)	100	212,174	100
rt49	OTHER REVENUES AND (EXPENSES), NET	71,202	(52)	35,287	17
rt34	EMPLOYEE PROFIT SHARING	463,264	(338)	489,959	231
rt35	DEFERRED EMPLOYEE PROFIT SHARING	(255,203)	186	(666,846)	(314)

rt06	COMPREHENSIVE FINANCING COST	(1,221,100)	100	(3,808,396)	100
rt24	INTEREST EXPENSE	1,425,900	(117)	2,481,015	(65)
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCIAL COSTS	0	0	0	0
rt26	INTEREST INCOME	149,403	(12)	310,102	(8)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	55,397	(5)	(1,637,483)	43
rt28	RESULT FROM MONETARY POSITION	0	0	0	0

rt10	PROVISION FOR INCOME TAX AND EMPLOYEE PROFIT SHARING	1,515,659	100	2,544,416	100
rt32	INCOME TAX	1,885,766	124	2,751,071	108
rt33	DEFERRED INCOME TAX	(370,107)	(24)	(206,655)	(8)

(***) THOUSAND DOLLARS AT THE PREVAILING EXCHANGE RATE AT THE END OF THE REPORTING PERIOD.

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

CONSOLIDATED QUARTERLY STATEMENTS OF INCOME

- OTHER CONCEPTS -

(Thousands of Mexican Pesos)

Final printing

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REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	4,282,816	4,243,337

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MEXICAN STOCK EXCHANGE

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Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

DATA PER SHARE

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount		Amount
d01	BASIC INCOME PER ORDINARY SHARE (**)	$1.11		$1.07
d02	BASIC INCOME PER PREFERENT SHARE (**)	$0.00		$0.00
d03	DILUTED INCOME PER ORDINARY SHARE (**)	$0.00		$0.00
d04	INCOME (LOSS) FROM CONTINUOUS OPERATIONS PER ORDINARY SHARE (**)	$1.11		$1.07
d05	EFFECT OF DISCONTINUOUS OPERATIONS ON INCOME (LOSS) FROM CONTINUOS OPERATIONS PER ORDINARY SHARE (**)	$0.00		$0.00
d08	CARRYING VALUE PER SHARE	$2.10		$2.12
d09	ACUMULATED CASH DIVIDEND PER SHARE	$0.83		$0.41
d10	SHARE DIVIDENDS PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	5.22	times	6.77	times
d12	MARKET PRICE TO BASIC INCOME PER ORDINARY SHARE (**)	9.87	times	13.41	times
d13	MARKET PRICE TO BASIC INCOME PER PREFERENT SHARE (**)	0.00	times	0.00	times
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

Audited information

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

RATIOS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD
p01	NET INCOME (LOSS) TO OPERATING REVENUES	17.19%		16.26%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	53.41%		51.25%
p03	NET INCOME TO TOTAL ASSETS ( **)	11.48%		10.78%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	74.80%		21.44%
p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	0.00%		0.00%
	ACTIVITY
p06	OPERATING REVENUES TO TOTAL ASSETS (**)	0.67	times	0.66	times
p07	OPERATING REVENUES TO FIXED ASSETS (**)	1.14	times	1.10	times
p08	INVENTORIES ROTATION (**)	41.40	times	33.69	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	43.00	days	40.00	days
p10	INTEREST PAID TO TOTAL LIABILITIES WITH COST (**)	5.95%		7.15%
	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	78.51%		78.96%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	3.65	times	3.75	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	50.70%		59.34%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	79.68%		74.58%
p15	OPERATING INCOME (LOSS) TO INTEREST PAID	5.61	times	5.19	times
p16	OPERATING REVENUES TO TOTAL LIABILITIES (**)	0.85	times	0.84	times
	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.39	times	1.26	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.35	times	1.21	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.35	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	38.56%		14.84%
(**) INFORMATION OF THE PAST TWELVE MONTHS

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
	OPERATION ACTIVITIES
e01	INCOME (LOST) BEFORE INCOME TAXES	28,954,505	29,768,570
e02	+(-) ITEMS NOT REQUIRING CASH	6,716,527	5,723,061
e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,694,180	17,978,865
e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	4,889,657	10,975,298
e05	CASH FLOWS BEFORE INCOME TAX	58,254,869	64,445,794
e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,019,701)	(18,540,620)
e07	NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES	40,235,168	45,905,174
	INVESTMENT ACTIVITIES
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	(9,759,128)	(12,725,549)
e09	CASH IN EXCESS (REQUIRED) TO BE APPLIED IN FINANCING ACTIVITIES	30,476,040	33,179,625

	FINANCING ACTIVITIES
e10	NET CASH FROM FINANCING ACTIVITIES	(22,232,835)	(31,740,814)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	8,243,205	1,438,811
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6,136,563	4,697,752
e14	CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	14,379,768	6,136,563

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

- CONSOLIDATED INFORMATION -

(Thousands of Mexican Pesos)

Final printing

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REF E	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
e02	+(-) ITEMS NOT REQUIRING CASH	6,716,527	5,723,061
e15	+ESTIMATES FOR THE PERIOD	69,669	14,675
e16	+PROVISIONS FOR THE PERIOD	6,646,858	5,742,803
e17	+(-) OTHER UNREALIZED ITEMS	0	(34,417)

e03	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	17,694,180	17,978,865
e18	+DEPRECIATION AND AMORTIZATION FOR THE PERIOD (*)	17,948,860	17,916,752
e19	(-)+GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	0
e21	(-)+EQUITY RESULTS OF ASSOCIATES AND JOINT VENTURES	(254,680)	62,113
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	0	0

e04	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	4,889,657	10,975,298
e25	+ACCRUED INTERESTS	6,122,328	7,652,427
e26	+(-) OTHER ITEMS	(1,232,671)	3,322,871

e06	CASH FLOW PROVIDED OR USED IN OPERATION	(18,019,701)	(18,540,620)
e27	+(-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(350,150)	175,463
e28	+(-) DECREASE (INCREASE) IN INVENTORIES	370,658	276,804
e29	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS	(6,143,490)	(5,485,784)
e30	+(-) INCREASE (DECREASE) IN SUPPLIERS	(1,391,737)	(461,312)
e31	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	144,921	(1,333,885)
e32	+(-) INCOME TAXES PAID OR RETURNED	(10,649,903)	(11,711,906)

e08	NET CASH FLOWS OF INVESTING ACTIVITIES	(9,759,128)	(12,725,549)
e33	- PERMANENT INVESTMENT IN SHARES	(87,889)	(19,169)
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	95,376
e35	- INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT	(10,613,208)	(11,771,793)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	- INVESTMENT IN INTANGIBLE ASSETS	(14,168)	(135,271)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	- OTHER PERMANENT INVESTMENTS	0	0
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDENDS RECEIVED	0	0
e42	+ INTERESTS RECEIVED	0	0
e43	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+(-) OTHER ITEMS	956,137	(894,692)

e10	NET CASH FLOWS OF FINANCING ACTIVITIES	(22,232,835)	(31,740,814)
e45	+ BANK FINANCING	23,689,235	11,862,831
e46	+ STOCK MARKET FINANCING	0	0
e47	+ OTHER FINANCING	0	0
e48	(-) BANK FINANCING AMORTIZATION	(24,552,238)	(15,781,356)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
e50	(-) OTHER FINANCING AMORTIZATION	0	0
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-) DIVIDENDS PAID	(15,093,082)	(7,609,477)
e53	+ PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
e55	- INTEREST EXPENSE	(4,200,480)	(5,049,097)
e56	(-) REPURCHASE OF SHARES	(4,095,320)	(12,871,842)
e57	+(-) OTHER ITEMS	2,019,050	(2,291,873)

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM ACCOUNT R47 IT SHALL BE EXPLAINED IN NOTES

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 1

CHIEF EXECUTIVE OFFICER REPORT

Consolidated

Final printing

---Highlights

Fourth Quarter 2009

•         At year-end 2009 we had 15.882 million lines, including 703 thousand public telephony lines and 1.7 million social telephony lines. The year-end total for the first time excludes lines on which payments were behind by at least two months. That action reduced the number of lines by 1.2 million. The year-end 2008 total included 1.1 million lines on which payments were behind by at least two months.

•         In the Mexican telecommunications market, including cellular telephony and services provided by other fixed-line operators, TELMEX has 15.8% of total lines and is the third operator in the market in terms of lines after Telcel and Telefónica. TELMEX has 80.6% of fixed lines, below the average of 85.3% for 35 countries worldwide included in the Bank of America/ Merrill Lynch Global Wireline Matrix.

•         During the fourth quarter, we continued growth, but at a lower pace in broadband Infinitum (ADSL) services, the fastest connection, with a gain of 221 thousand services, bringing the total to 6.5 million customers. Compared with December 2003, the speed of Internet services has multiplied 100 times from 56 Kbps to more than 5 Mbps.  In that period the number of customers has increased more than 36 times and the price per kilobyte in packages has decreased 48 times.

•         This growth has been driven by installment sales of more than 2.5 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth, which also is slowed by the shortage of domestic applications and content on the Internet.

•         Based on the last report from Teligen (November, 2009), the OECD’s tariff consultant, Mexico continues to be one of the countries with the lowest telephony prices in all of the OECD, resulting from TELMEX’s policy of supporting the country’s and consumers’ economic well-being by reducing  its prices for the last 10 years in real terms.

•         TELMEX has decided to reduce the prices of its packages that include Infinitum, Internet access through broadband and various voice services for discounted prices in spite of new taxes (a special telecommunications tax of 3% and a 1% increase in the value added tax).

•         At TELMEX, one of our main commitments is to promote penetration and access to broadband services. The TELMEX 2010 program –Driving Technological Innovation– positions Teléfonos de México as the main promoter of connectivity, education and digital culture and the development of information technologies in our country, supported by our world-class network along with the company’s highly trained personnel. The program comprises the following:

o  Increase connectivity in the country:  TELMEX will contribute so the country reaches 12 million broadband accesses in the next three years, including all technologies and all providers, with the result that more than half of the population will be able to access the Internet. Additionally, this year, Infinitum´s access speed will be increased while maintaining the quality, continuity and speed consistency that characterize this service.  The number of sites with Infinitum Móvil will be doubled to reach 3,000 nationwide this year.

o  Enhance Information Technologies:  Start the operation of the Instituto Tecnológico de Teléfonos de México en Tecnologías de la Información (Inttelmex IT), (TELMEX´s Technological Institute of Information Technologies) to expand training (of 1,000 professionals) in the application of information technologies.

  o Support Education and Digital Culture: Through the operation of 3,300 Bibliotecas Digitales TELMEX (TELMEX DigitalLibraries) and 1,000 Aulas Digitales TELMEX (TELMEX Digital Classrooms) at year-end 2010.

•         Revenues in the fourth quarter totaled 29.7 billion pesos, a decrease of 3.9% compared with the same period of the previous year. Revenues related to corporate networks services increased 43.1% and Internet access revenues increased 13.6%.  Local, long distance and interconnection revenues decreased 8.5%. 20.8% and 16.4%, respectively.

•         In the fourth quarter, EBITDA (1) totaled 12.2 billion pesos, producing a margin of 41.2%. Operating income totaled 7.8 billion pesos, with a margin of 26.1%.

•         Net income from controlling interest in the quarter totaled 5.0 billion pesos, 67.7% higher than the fourth quarter of 2008. For the fourth quarter, earnings per share were 27 Mexican cents, 68.8% higher than the same year-earlier period, and earnings per ADR (2) were 41 US cents, an increase of 64.0% compared with the fourth quarter of 2008.

•         At December 31, 2009, total debt was the equivalent of 7.878 billion dollars. Total net debt (3) was equivalent to 6.777 billion dollars, 678 million dollars less than December 31, 2008.

•         In the fourth quarter, capital expenditures (Capex) were the equivalent of 124 million dollars and for the twelve months, Capex was the equivalent of 661 million dollars. From October to December, the company used 1.045 billion pesos to repurchase 91 million 969 thousand of its own shares.

(1) EBITDA: defined as operating income plus depreciation and amortization. Go to www.telmex.com in the Investor Relations section where you will find the reconciliation of EBITDA to operating income.

(2) One ADR represents 20 shares.

(3) Net debt is defined as total debt less cash and cash equivalents and marketable securities.

Relevant Event

TELMEX Shareholders´ Meeting Resolutions

On December 1, 2009, TELMEX´s Ordinary Shareholders' Meeting approved the payment of a special cash dividend of 0.40 Mexican pesos per outstanding share in a single payment made in Mexico on or after December 17, 2009, resulting from unappropriated earnings.  For holders of American Depositary Shares, the payment date was December 24, 2009.

 Operating Results

 Lines and local traffic

At year-end 2009 we had 15.882 million lines, including 703 thousand public telephony lines and 1.7 million social telephony lines. The year-end total for the first time excludes lines on which payments were behind by at least two months. That action reduced the number of lines by 1.2 million. The year-end 2008 total included 1.1 million lines on which payments were behind by at least two months.

 In the Mexican telecommunications market, including cellular telephony and services provided by other fixed-line operators, TELMEX has 15.8% of total lines and is the third operator in the market in terms of lines after Telcel and Telefónica. TELMEX has 80.6% of fixed lines, below the average of 85.3% for 35 countries worldwide included in the Bank of America/ Merrill Lynch Global Wireline Matrix.

 During the fourth quarter, local calls decreased 7.7% compared with the same period of 2008, totaling 5 billion local calls. Local traffic volume continues to be affected mainly by the increase in cellular telephony services, which is changing our customers’ consumption habits, by the reduction in the number of lines and by competition from other operators.

 Long distance

In the fourth quarter, domestic long distance (DLD) traffic decreased 2.3% compared with the previous year’s fourth quarter, totaling 4.810 billion minutes, in spite of the fact that there was growth of multi-service package offerings that include DLD minutes and an increase in termination traffic from other long distance operators. These positive contributions were offset by the decrease in termination traffic with cellular telephony operators.

 In the quarter, outgoing international long distance (ILD) traffic decreased 26.8% compared with the year-earlier fourth quarter, totaling 307 million minutes. The decline reflected a decrease in traffic from mobile operators and the slowdown of economic activity in the country. Incoming international long distance traffic decreased 0.7% compared with the same period of the previous year, totaling 1.760 billion minutes.  The incoming-outgoing ratio was 5.7x.

 Interconnection

In the fourth quarter, interconnection traffic totaled 10.678 billion minutes, 6.8% lower than the same quarter of 2008, mainly due to the decrease of 13.0% in calling party pays traffic. Interconnection traffic with local, long distance and cellular telephony operators decreased 4.9%.

 Internet access

During the fourth quarter, we continued growth, but at a lower pace in broadband Infinitum (ADSL) services, the fastest connection, with a gain of 221 thousand services, bringing the total to 6.5 million customers. Compared with December 2003, the speed of Internet services has multiplied 100 times from 56 Kbps to more than 5 Mbps.  In that period the number of customers has increased more than 36 times and the price per kilobyte in packages has decreased 48 times.

 This growth has been driven by installment sales of more than 2.5 million computers since 1999. The lack of computers in Mexican homes is the main limitation for higher broadband growth, which also is slowed by the shortage of domestic applications and content on the Internet.

 TELMEX has decided to reduce the prices of its packages that include Infinitum, Internet access through broadband and various voice services for discounted prices in spite of new taxes (a special telecommunications tax of 3% and a 1% increase in the value added tax).

 Financial Results

The following financial information for 2009 and 2008 is presented in nominal pesos, according to Mexican Financial Reporting Standards.

 Revenues In the fourth quarter revenues totaled 29.7 billion pesos, a decrease of 3.9% compared with the same period of the previous year. Revenues related to corporate networks services increased 43.1% and Internet access revenues increased 13.6%.  Local, long distance and interconnection revenues decreased 8.5%. 20.8% and 16.4%, respectively.

  Local: Local service revenues totaled 10.799 billion pesos in the fourth quarter, a decrease of 8.5% compared with the same quarter of 2008, due to decreases of 6.2% in revenue per local billed call and 7.7% in local traffic volume.

  DLD: In the quarter, DLD revenues totaled 3.298 billion pesos, 7.6% lower than the fourth quarter of 2008, because of the 2.3% decrease in traffic and the 5.5% decline in average revenue per minute, reflecting increased penetration of multi-service packages that include long distance service.

  ILD: ILD revenues totaled 1.436 billion pesos in the quarter, a decrease of 40.3% compared with the same period of the previous year. Contributing factors included the 26.8% decrease in outgoing traffic reflecting, among other things, the decrease in the country’s economic activity as well as the 2.7% decrease in average revenue per minute. Incoming international long distance traffic revenues totaled 534 million pesos, a decrease of 53.2% compared with the fourth quarter of the previous year, due to the decline of 52.9% in average revenue per minute and the decrease of 0.7% in incoming traffic.

  Interconnection: In the quarter, interconnection revenues decreased 16.4% to 3.974 billion pesos compared with the fourth quarter of 2008, due to the 13.0% decline in calling party pays services and the decrease of 6.1% in average revenue of these services, as well as the 7.5% decrease in interconnection traffic with local and long distance operators.

  Internet access: Revenues from Internet access in the fourth quarter totaled 4.175 billion pesos, 13.6% higher than the prior year’s fourth quarter due to the increase of 27.5% in Internet access services, offset by lower average unit revenue for broadband Infinitum services.

  Corporate networks: Due to the increase in services from VPN (Virtual Private Networks) and the integration of value-added services into our portfolio of products and services for the corporate market, the corresponding revenues increased 43.1% compared with the same period of the previous year, totaling 4.641 billion pesos.

Costs and expenses: In the fourth quarter, total costs and expenses were 21.971 billion pesos, 1.2% higher than the same period of the previous year, mainly due to higher costs of equipment for customer sales and to the increase in the reserve for uncollectables, partially offset by lower interconnection costs resulting from the decrease of 9.9% in the amount paid to cellular telephony operators for calling party pays services and by initiatives to optimize resource use.

•         Cost of sales and services: In the fourth quarter, cost of sales and services increased 7.5% compared with the same period of 2008, totaling 9.290 billion pesos, due to higher costs related to services for corporate customers and computer sales at Tiendas TELMEX (TELMEX Stores).

  Commercial, administrative and general: In the fourth quarter, commercial, administrative and general expenses totaled 5.333 billion pesos, 2.0% higher than the year-ago fourth quarter, mainly due to an increase in the reserve for uncollectables primarily from bad accounts from some telecommunications operators.

  Interconnection: Interconnection costs totaled 2.883 billion pesos, a decrease of 14.2% compared with the fourth quarter of 2008 due to the 9.9% decrease in the amount paid to cellular telephony operators for calling party pays services and the decrease in calling party pays traffic.

  Depreciation and amortization: In the fourth quarter, depreciation and amortization decreased 0.4% compared with the same period of 2008, to 4.465 billion pesos.

EBITDA (1) and operating income: EBITDA (1) totaled 12.241 billion pesos in the fourth quarter, a decrease of 10.9% compared with the same period of the previous year. The EBITDA margin was 41.2%. Operating income totaled 7.776 billion pesos in the fourth quarter and the operating margin was 26.1%.

Financing cost: In the fourth quarter, financing cost produced a charge of 1.221 billion pesos. This resulted from: i) a net interest charge of 1.276 billion pesos, which includes the recognition of the market value of interest rate swaps, partially offset by the decrease in interest paid due to lower debt and ii) a net exchange gain of 55 million pesos from the fourth-quarter exchange rate appreciation of 0.4455 pesos per dollar and 4.423 billion dollars in dollar-peso hedges at year-end 2009.

Net income from controlling interest: In the fourth quarter, net income from controlling interest totaled 4.995 billion pesos, 67.7% higher than the same period of the previous year. Earnings per share were 27 Mexican cents, 68.8% higher than the same quarter of 2008, and earnings per ADR (2) were 41 US cents, an increase of 64.0% compared with the same period of the prior year.

Investments and other uses of cash:  In the fourth quarter, capital expenditures (Capex) were the equivalent of 124 million dollars and for the twelve months, Capex was the equivalent of 661 million dollars, of which 67.4% was used for projects in the data and connectivity platform and transmission networks, and the rest for operational support projects.

Debt: Total debt at December 31, 2009, was the equivalent of 7.878 billion dollars, of which 80.8% is long-term, 49.6% has fixed rates considering interest rate swaps, and 67.7% is in foreign currency, equivalent to 5.336 billion dollars. To minimize risks from variations in the exchange rate, at the end of December we had dollar-peso hedges for 4.423 billion dollars.

Total net debt (3) decreased during the last twelve months the equivalent of 678 million dollars, bringing the total to 6.777 billion dollars.

Repurchase of shares: During the fourth quarter, the company used 1.045 billion pesos to repurchase 91 million 969 thousand of its own shares.

Mexico Local and Long Distance Accounting Separation

Based on Condition 7-5 of the Amendments of the Concession Title of Teléfonos de México, the commitment to present the accounting separation of the local and long distance services is presented below for the fourth quarter of 2009 and 2008.

Mexico Local Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Access, rent and measured service	P.	10,724	P.	11,693	(8.3)	P.	44,641	P.	48,363	(7.7)
LADA interconnection		1,244		1,250	(0.5)		5,154		4,145	24.3
Interconnection with operators		377		437	(13.7)		1,754		1,560	12.4
Interconnection with cellular operators		2,683		3,022	(11.2)		11,119		12,397	(10.3)
Other		3,166		3,811	(16.9)		14,212		14,936	(4.8)
Total		18,194		20,213	(10.0)		76,880		81,401	(5.6)

Costs and expenses
Cost of sales and services		6,106		6,191	(1.4)		24,059		23,444	2.6
Commercial, administrative and general		4,651		4,940	(5.9)		17,851		18,605	(4.1)
Interconnection		1,788		1,979	(9.7)		7,306		8,540	(14.4)
Depreciation and amortization		2,412		2,740	(12.0)		9,818		11,260	(12.8)
Total		14,957		15,850	(5.6)		59,034		61,849	(4.6)

Operating income	P.	3,237	P.	4,363	(25.8)	P.	17,846	P.	19,552	(8.7)

EBITDA (1)	P.	5,649	P.	7,103	(20.5)	P.	27,664	P.	30,812	(10.2)

EBITDA margin (%)		31.0		35.1	(4.1)		36.0		37.9	(1.9)
Operating margin (%)		17.8		21.6	(3.8)		23.2		24.0	(0.8)

Mexico Long Distance Service Business
Income Statements
[ In millions of Mexican pesos ]
					%					%
		4Q2009		4Q2008	Inc.		12 months 09		12 months 08	Inc.
Revenues
Domestic long distance	P.	3,824	P.	4,161	(8.1)	P.	16,259	P.	18,316	(11.2)
International long distance		1,397		2,539	(45.0)		6,284		9,138	(31.2)
Total		5,221		6,700	(22.1)		22,543		27,454	(17.9)

Costs and expenses
Cost of sales and services		1,281		1,465	(12.6)		5,189		5,391	(3.7)
Commercial, administrative and general		1,316		1,420	(7.3)		5,515		5,783	(4.6)
Interconnection to the local network		1,833		2,101	(12.8)		7,514		7,900	(4.9)
Depreciation and amortization		431		553	(22.1)		1,788		2,211	(19.1)
Total		4,861		5,539	(12.2)		20,006		21,285	(6.0)

Operating income	P.	360	P.	1,161	(69.0)	P.	2,537	P.	6,169	(58.9)

EBITDA (1)	P.	791	P.	1,714	(53.9)	P.	4,325	P.	8,380	(48.4)

EBITDA margin (%)		15.2		25.6	(10.4)		19.2		30.5	(11.3)
Operating margin (%)		6.9		17.3	(10.4)		11.3		22.5	(11.2)

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 2

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of Mexican Pesos)

Consolidated

Final printing

---TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2009 and 2008
with Report of Independent Auditors

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

AND SUBSIDIARIES

Consolidated Financial Statements

Years Ended December 31, 2009 and 2008

Contents:

 Report of Independent Auditors

 Audited Consolidated Financial Statements:

   Consolidated Balance Sheets

  Consolidated Statements of Income

  Consolidated Statements of Changes in Stockholders’ Equity

  Consolidated Statements of Cash Flows

  Notes to Consolidated Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of

Teléfonos de México, S.A.B. de C.V.

 We have audited the accompanying consolidated balance sheets of Teléfonos de México, S.A.B. de C.V. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and are prepared in conformity with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

 In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Teléfonos de México, S.A.B. de C.V. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations, changes in their stockholders’ equity and cash flows for the years then ended, in conformity with Mexican Financial Reporting Standards.

 As discussed in Note 1 to the consolidated financial statements, as of January 1, 2008, Teléfonos de México, S.A.B. de C.V. adopted Mexican Financial Reporting Standards B-10, Effects of Inflation; D-3, Employee Benefits; and B-2, Statement of Cash Flows.

Mancera, S.C. A Member Practice of Ernst & Young Global C.P.C. David Sitt Cofradía

Mexico City, Mexico

March 9, 2010

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands of Mexican pesos, see Note 1 II.b)

	December 31
	2009	2008
Assets
Current assets:
Cash and cash equivalents	P. 14,379,768	P. 6,136,563
Accounts receivable, net (Note 2)	21,113,323	20,808,763
Derivative financial instruments (Note 6)	11,496,359	20,418,889
Inventories for sale, net	1,543,648	1,914,306
Prepaid expenses and others	3,303,275	2,839,702
Total current assets	51,836,373	52,118,223

Plant, property and equipment, net (Note 3)	104,304,749	112,865,377
Inventories for operation of the telephone plant, net	1,647,347	2,668,410
Licenses, net (Note 4)	918,341	1,025,027
Equity investments (Note 5)	1,775,380	1,494,133
Net projected asset (Note 9)

             16,430,857

                15,485,402

Deferred charges, net	1,442,330	1,468,775
Total assets

P.       178,355,377

P.          187,125,347

Liabilities and stockholders’ equity

Current liabilities:
Short-term debt and current portion of long-term debt (Note 6)	P. 19,768,894	P. 22,883,092
Accounts payable and accrued liabilities (Note 7)	14,204,188	15,918,106
Taxes payable	2,211,626	783,543
Deferred credits (Note 8)	1,104,175	1,780,115
Total current liabilities	37,288,883	41,364,856

Long-term debt (Note 6)	83,105,454	84,172,355
Labor obligations (Note 9)	4,113,513	4,997,540
Deferred taxes (Note 14)	15,060,058	16,808,391
Deferred credits (Note 8)	466,696	411,106
Total liabilities	140,034,604	147,754,248

Stockholders’ equity (Note 13):
Capital stock	9,020,300	9,138,632
Retained earnings:
Prior years	7,907,079	7,197,720
Current year	20,468,689	20,176,936
	28,375,768	27,374,656
Accumulated other comprehensive income items	883,225	2,816,625
Controlling interest

             38,279,293

                39,329,913

Noncontrolling interest

                     41,480

                       41,186

Total stockholders’ equity

             38,320,773

                39,371,099

Total liabilities and stockholders’ equity

P.       178,355,377

P.          187,125,347

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Income

(In thousands of Mexican pesos, except dividends per share, see Note 1 II.b)

	For the years ended December 31
	2009	2008
Operating revenues:
Local service	P. 45,027,811	P. 48,982,383
Long distance service:
Domestic	14,142,688	15,741,771
International	6,662,102	8,793,262
Interconnection service	16,572,941	19,139,692
Data	30,817,715	25,387,672
Other	5,876,955	6,060,455
	119,100,212	124,105,235
Operating costs and expenses:
Cost of sales and services	34,158,977	32,522,668
Commercial, administrative and general expenses	20,830,245	19,863,006
Interconnection	11,796,163	14,043,385
Depreciation and amortization (Notes 3 and 4) (includes P.17,152,939 in 2009 and P.16,961,597 in 2008, not included in cost of sales and services)	17,950,768	17,933,207
	84,736,153	84,362,266
Operating income	34,364,059	39,742,969

Other expenses, net (Note 1 II.s)	1,349,680	679,592

Financing cost:
Interest income	(711,243)	(913,462)
Interest expense	6,122,328	7,652,427
Exchange (gain) loss, net	(1,096,531)	2,493,729
	4,314,554	9,232,694

Equity interest in net income (loss) of affiliates	254,680	(62,113)

Income before taxes on profits	28,954,505	29,768,570
Provision for income tax (Note 14)	8,485,522	9,591,659

Net income	P. 20,468,983	P. 20,176,911

Distribution of net income:
Controlling interest	P. 20,468,689	P. 20,176,936
Noncontrolling interest	294	(25)
	P. 20,468,983	P. 20,176,911
Weighted average number of shares issued and outstanding (millions)	18,383	18,906

Earnings per share	P. 1.11	P. 1.07

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2009 and 2008

(In thousands of Mexican pesos, except for dividends per share, see Note 1 II.b)

					Accumulated other
					comprehensive				Total
		Retained earnings			income	Controlling	Noncontrolling	Comprehensive	stockholders’
	Capital stock	Legal reserve	Unappropriated	Total	items	interest	interest	income	equity
Balance at December 31, 2007	P. 9,402,561	P. 1,880,513	P.109,659,551	P.111,540,064	P.(78,822,851)	P.42,119,774	P.39,034		P. 42,158,808
Effect of adopting Mexican FRS B-10, net of deferred taxes			(79,419,845)	(79,419,845)	79,419,845
Cumulative effect adjustment for recognition of deferred employee profit sharing, net of deferred taxes			(4,136,583)	(4,136,583)	(53,552)	(4,190,135)			(4,190,135)
Appropriation of earnings approved at regular stockholders’ meeting held in April 2008:
Cash dividend declared at P.0.413 per share			(7,774,143)	(7,774,143)		(7,774,143)			(7,774,143)
Cash purchase of Company's own shares	(263,929)		(12,607,913)	(12,607,913)		(12,871,842)			(12,871,842)
Comprehensive income:
Net income for the year			20,176,936	20,176,936		20,176,936	(25)	P. 20,176,911	20,176,911
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes					2,126,088	2,126,088		2,126,088	2,126,088
Deferred taxes			(403,860)	(403,860)		(403,860)	2,177	(401,683)	(401,683)
Effect of translation of foreign entities					147,095	147,095		147,095	147,095
Comprehensive income								P. 22,048,411
Balance at December 31, 2008	9,138,632	1,880,513	25,494,143	27,374,656	2,816,625	39,329,913	41,186		39,371,099

Appropriation of earnings approved at regular stockholders’ meetings held in April and December 2009:
Cash dividends declared at P.0.445 and P.0.40 per share, respectively			(15,447,559)	(15,447,559)		(15,447,559)			(15,447,559)
Cash purchase of Company's own shares	(118,332)		(3,976,988)	(3,976,988)		(4,095,320)			(4,095,320)
Excess of purchase price over book value of entities acquired from companies under common control			(43,030)	(43,030)		(43,030)			(43,030)
Comprehensive income:
Net income for the year			20,468,689	20,468,689		20,468,689	294	P. 20,468,983	20,468,983
Other comprehensive income items:
Changes in fair value of swaps, net of deferred taxes					(1,866,847)	(1,866,847)		(1,866,847)	(1,866,847)
Effect of translation of foreign entities,
net of deferred taxes					(66,553)	(66,553)		(66,553)	(66,553)
Comprehensive income								P. 18,535,583
Balance at December 31, 2009 (Note 13)	P. 9,020,300	P. 1,880,513	P. 26,495,255	P. 28,375,768	P. 883,225	P. 38,279,293	P. 41,480		P. 38,320,773

The accompanying notes are an integral part of these financial statements.

TELÉFONOS DE MÉXICO, S.A.B. DE C.V. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In thousands of Mexican pesos, see Note 1 II.b)

	For the years ended December 31,
	2009	2008
Operating activities
Income before taxes on profits	P. 28,954,505	P. 29,768,570
Add (deduct) items not requiring the use of cash:
Depreciation	17,828,006	17,815,050
Amortization	120,854	101,702
Allowance for obsolete inventories for operation of the telephone plant	69,669	14,675
Equity interest in net (income) loss of affiliates	(254,680)	62,113
Gain on valuation of marketable securities		(36,948)
Net periodic cost of labor obligations	6,646,858	5,742,803
Accrued interest expense	6,122,328	7,652,427
Exchange (gain) loss, net	(1,232,671)	3,322,871
Other		2,531
	58,254,869	64,445,794
Changes in operating assets and liabilities:
Decrease (increase) in:
Marketable securities		760,420
Accounts receivable	(304,561)	(1,514,850)
Inventories for sale	370,658	276,804
Prepaid expenses and others	(463,577)	(103,370)
Deferred charges	26,445	(130,599)
(Decrease) increase in:
Labor obligations:
Contributions to trust fund	(5,751,947)	(4,321,922)
Payments to employees	(218,816)	(197,297)
Accounts payable and accrued liabilities	(2,924,775)	(2,961,080)
Taxes on profits paid	(10,649,903)	(11,711,906)
Taxes payable	2,517,125	493,448
Deferred credits	(620,350)	869,732
Net cash flows provided by operating activities	40,235,168	45,905,174

Investing activities
Acquisition of plant, property and equipment	(10,613,208)	(11,771,793)
Inventories for operation of the telephone plant	951,394	(935,503)
Acquisition of licenses	(14,168)	(135,271)
(Acquisition) sale of long-term equity investments	(116,640)	76,207
Other	33,494	40,811
Net cash flows used in investing activities	(9,759,128)	(12,725,549)
Cash surplus to be applied to financing activities	30,476,040	33,179,625

Financing activities
New loans	23,689,235	11,862,831
Repayment of loans	(24,552,238)	(15,781,356)
Cash purchase of Company’s own shares	(4,095,320)	(12,871,842)
Dividends paid	(15,093,082)	(7,609,477)
Derivative financial instruments	2,019,050	(2,291,873)
Interest paid	(4,200,480)	(5,049,097)
Net cash flows used in financing activities	(22,232,835)	(31,740,814)
Net increase in cash and cash equivalents	8,243,205	1,438,811
Cash and cash equivalents at beginning of year	6,136,563	4,697,752
Cash and cash equivalents at end of year	P. 14,379,768	P. 6,136,563

The accompanying notes are an integral part of these financial statements.

1.  Description of the Business and Significant Accounting Policies

I.  Description of the Business

 Teléfonos de México, S.A.B. de C.V. and its subsidiaries (collectively “the Company” or “TELMEX”) provide telecommunications services, primarily in Mexico, including domestic and international long distance and local telephone services, data services, the interconnection of subscribers with cellular networks (calling party pays), as well as the interconnection of domestic long distance carriers’, cellular telephone companies’ and local service carriers’ networks with the TELMEX local network. TELMEX also obtains revenues from the sale of telephone equipment and personal computers.

 The amended Mexican government concession under which TELMEX operates was signed on August 10, 1990. The concession runs through the year 2026, but it may be renewed for an additional period of fifteen years. Among other significant aspects, the concession stipulates the requirements to provide telephony services and establishes the basis for regulating rates.

 The rates to be charged for basic telephone services are subject to a cap determined by the Federal Telecommunications Commission (COFETEL). During the last nine years, TELMEX management decided not to raise its rates for basic services.

 TELMEX has concessions in Mexico to operate radio spectrum wave frequency bands to provide fixed wireless telephone services and to operate radio spectrum wave frequency bands for point-to-point and point-to-multipoint microwave communications.

 The foreign subsidiary has licenses for use of point-to-point and point-to-multipoint links in the USA.

 On January 13, 2010 América Móvil, S.A.B. de C.V. (América Móvil) announced that it will launch an exchange offer to the stockholders of Carso Global Telecom, S.A.B. de C.V. (Carso Global Telecom) (TELMEX’s controlling stockholder), pursuant to which the shares of Carso Global Telecom would be exchanged for shares issued by América Móvil. If Carso Global Telecom’s stockholders tender all their shares, América Móvil would acquire indirectly 59.4% of the outstanding shares of TELMEX and 60.7% of the outstanding shares of Telmex Internacional, S.A.B. de C.V. (Telmex Internacional). América Móvil also announced its intention to launch an offering for the exchange or purchase of all of the Telmex Internacional’s shares that are not already owned by Carso Global Telecom (39.3%).

 On March 9, 2010, TELMEX’s Audit Committee and management authorized the issuance of the accompanying consolidated financial statements and these notes as of December 31, 2009 and 2008. These financial statements also must be approved by the Company’s Board of Directors and stockholders at their next meetings.

 1.  Description of the Business and Significant Accounting Policies (continued)

 At December 31, 2009 and 2008, TELMEX’s equity interest in its principal subsidiaries and affiliated companies is as follows:

		% equity interest at December 31
Company	Country	2009	2008
Subsidiaries:
Integración de Servicios TMX, S.A. de C.V.	Mexico	100%	100%
Alquiladora de Casas, S.A. de C.V.	Mexico	100%	100%
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Mexico	100%	100%
Consorcio Red Uno, S.A. de C.V.	Mexico	100%	100%
Teléfonos del Noroeste, S.A. de C.V.	Mexico	100%	100%
Uninet, S.A. de C.V.	Mexico	100%	100%
Telmex USA, L.L.C.	U.S.A.	100%	100%

Affiliated companies:
Grupo Telvista, S.A. de C.V.	Mexico	45%	45%
2Wire, Inc.	U.S.A.	13%	13%

 II.  Significant Accounting Policies and Practices

 The principal accounting policies and practices followed by the Company in the preparation of these consolidated financial statements, in conformity with Mexican Financial Reporting Standards, are described below:

 a)  Consolidation and basis of translation of financial statements of foreign subsidiaries

 i)  Consolidation and equity method

 The consolidated financial statements include the accounts of Teléfonos de México, S.A.B. de C.V. and those of the subsidiaries over which the Company exercises control. All the companies operate in the telecommunications sector or provide services to companies operating in this sector.

 All intercompany balances and transactions have been eliminated in the consolidated financial statements. Noncontrolling interest refers to certain subsidiaries in which the Company does not hold 100% of the shares.

 Equity investments in affiliated companies over which the Company exercises significant influence is accounted for using the equity method, which basically consists of recognizing TELMEX’s proportional share in the net income or loss and the stockholders’ equity of the investee (see Note 5).

 1.  Description of the Business and Significant Accounting Policies (continued)

 The results of operations of the subsidiaries and affiliates were included in TELMEX’s financial statements as of the month following their acquisition.

 ii)  Translation of financial statements of foreign subsidiary and affiliate

 Beginning January 1, 2008, the financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

 Through December 31, 2007, the financial statements as reported by the foreign subsidiary were converted to conform to Mexican Financial Reporting Standards, in the local currency, and subsequently re-expressed to constant pesos based on the inflation rate of the country in which the subsidiary operates. Under this method, all assets and liabilities were translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Income statement amounts were translated to Mexican pesos at the prevailing exchange rate at the end of the reporting period. Exchange differences and the monetary position effect resulting from intercompany monetary items were charged or credited to the consolidated statements of income. Translation differences resulting from the conversion process were recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

 b)  Recognition of the effects of inflation on financial information

 Upon adoption of Mexican FRS B-10, Effects of Inflation, which became effective on January 1, 2008, the Company ceased to recognize the effects of inflation in its financial information because it currently operates in a “non-inflationary economic environment”.

 The financial statements for the years ended December 31, 2009 and 2008 are expressed in nominal pesos, except for those non-monetary items that included inflation effects through December 31, 2007. Subsequent additions are recognized at historical cost.

 1.  Description of the Business and Significant Accounting Policies (continued)

 Capital stock and retained earnings were re-expressed for inflation through December 31, 2007 based on the Mexican National Consumer Price Index (NCPI).

 Through December 31, 2007, the deficit from re-expression of stockholders’ equity consisted of the accumulated monetary position loss at the time the provisions of Bulletin B-10 were first applied, which was P.13,924,729, and of the result from holding non-monetary assets, which represents the difference between re-expression by the specific indexation method and re-expression based on the NCPI. At December 31, 2007, this item was included in stockholders’ equity under the “Accumulated other comprehensive income items” caption. In conformity with Mexican FRS B-10, since it was not possible to identify the result from holding non-monetary assets with the items giving rise to them, the cumulative result from holding non-monetary assets, together with the initial effect from the adoption of Bulletin B-10, which amounted to P. (79,419,845), net of deferred taxes, were reclassified from accumulated other comprehensive income items to retained earnings in stockholders’ equity.

 c)  Recognition of revenues

 Revenues are recognized at the time services are provided. Local service revenues are related to new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges for prepayment plans, based on the number of minutes.

 Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from the sale of equipment are recorded when the product is delivered to the customer.

 Revenues from domestic and international long distance telephone services are determined on the basis of the duration of the calls and the type of service used, which are billed monthly based on the authorized rates. International long distance and interconnection service revenues also include the revenues earned under agreements with foreign carriers for the use of the Company’s facilities in interconnecting international calls. These services are regulated by agreements with these operators, in which the rates to be paid are defined.

 Data revenues include revenues from services related to data transmission through private and managed networks and revenues from Internet access.

 1.  Description of the Business and Significant Accounting Policies (continued)

d)  Use of estimates

The preparation of financial statements in conformity with Mexican Financial Reporting Standards requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

 e)  Cash and cash equivalents

 Cash and cash equivalents are represented by time deposits and highly liquid investments in financial institutions with maturities of less than 90 days at the date purchased. Such investments are stated at acquisition cost plus accrued interest, similar to market value.

 f)  Derivative financial instruments and hedging activities

 The Company is exposed to interest rate and foreign currency risks, which are mitigated through a controlled risk management program that includes the use of derivative financial instruments. The Company uses primarily cross-currency swaps and when necessary uses foreign currency forwards to offset the short-term risk of exchange rate fluctuations. In order to reduce the risks due to fluctuations in interest rates, the Company utilizes interest-rate swaps, through which it either pays or receives the difference between the net amount of either paying or receiving a fixed interest rate and the cash flow from receiving or paying a floating interest rate, based on a notional amount denominated in Mexican pesos or U.S. dollars. Most of these derivative financial instruments qualify and have been designated as cash flow hedges.

 The Company's policy includes: i) formal documentation of all hedging relationships between the hedging instrument and the hedged position; ii) the objectives for risk management; and iii) the strategy for conducting hedging transactions. This process takes into account the relationship between the cash flow of the derivatives with the cash flows of the corresponding assets and liabilities recognized in the balance sheet.

 The effectiveness of the Company’s derivatives used for hedging purposes is evaluated prior to their designation as hedges, as well as during the hedging period, which is performed at least quarterly based on recognized statistical techniques. Whenever it is determined that a derivative is not highly effective as a hedge or that the derivative ceases to be a highly effective hedge, the Company ceases to apply hedge accounting for the derivative on a prospective basis. During the years ended December 31, 2009 and 2008, there were no gains or losses recognized due to changes in the accounting treatment for hedges.

 1.  Description of the Business and Significant Accounting Policies (continued)

 Derivative financial instruments are recognized in the balance sheet at their fair values, which are obtained from the financial institutions with which the Company has entered into the related agreements. The Company’s policy is to verify such fair values against valuations provided by an independent valuation agent contracted by the Company. The effective portion of the cash flow hedge’s gain or loss is recognized in “Accumulated other comprehensive income items” in stockholders’ equity, while the ineffective portion is recognized in current year earnings. Changes in the fair value of derivatives that do not qualify as hedges are immediately recognized in earnings.

 The change in fair value recognized in earnings related to derivatives that are accounted for as hedges is presented in the same income statement caption as the gain or loss of the hedged item.

 g)  Allowance for doubtful accounts

 The allowance for doubtful accounts is determined based on the Company’s experience, the aging of the balances and general economic trends, as well as an evaluation of accounts receivable in litigation. The allowance for doubtful accounts basically covers the balances of accounts receivable greater than 90 days old.

 The risk of uncollectibility of accounts receivable from related parties is evaluated annually based on an examination of each related party’s financial situation and the markets in which they operate.

 h)  Inventories

 Inventories for sale are valued at average cost, and through December 31, 2007 they were re-expressed based on inflation. The carrying value of inventories is not in excess of their net realizable value.

 Inventories for the operation of the telephone plant are valued at average cost, and through December 31, 2007 were re-expressed on the basis of specific indexes. The carrying value of inventories is similar to replacement value, which is not in excess of their market value.

 i)  Plant, property and equipment

 Through December 31, 1996, plant, property and equipment and construction in process were re-expressed based on the acquisition date and cost, applying the factors derived from the specific indexes determined by the Company and validated by an independent appraiser.

 Through December 31, 2007, plant, property and equipment and construction in progress acquired abroad were re-expressed based on the rate of inflation of the respective country of origin and the prevailing exchange rate at the balance sheet date (specific indexation factors). Plant, property and equipment of domestic origin were re-expressed based on the NCPI.

 Telephone plant and equipment are depreciated using the straight-line method based on the estimated useful lives of the related assets (see Note 3 b).

 1.  Description of the Business and Significant Accounting Policies (continued)

 The carrying value of plant, property, plant and equipment is reviewed whenever there are indicators of impairment in the carrying value of such assets. Whenever an asset’s recovery value, which is the greater of the asset’s selling price and its value in use (the present value of future cash flows) is less than the asset’s net carrying amount, the difference is recognized as an impairment loss. For the years ended December 31, 2009 and 2008, there were no indicators of impairment in the value of the Company’s plant, property and equipment.

 The Company has not capitalized any financing costs since it has no significant qualifying assets with prolonged acquisition periods.

 j)  Leases

 When the risks and benefits inherent to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rent expense is charged to results of operations when incurred.

 Lease agreements are recognized as capital leases if (i) the ownership of the leased asset is transferred to the lessee upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is substantially the same as the remaining useful life of the leased asset; or (iv) the present value of minimum lease payments is substantially the same as the market value of the leased asset, net of any future benefit or residual value.

 k)  Licenses

 TELMEX records licenses at acquisition cost and, through December 31, 2007, re-expressed them based on the inflation rate of each country. The amortization period is based on the terms of the licenses, which range from 5 to 20 years.

 l)  Business acquisitions

 Acquisitions of businesses are recorded using the purchase method. The acquisition of noncontrolling interest is considered a transaction between entities under common control and any difference between the purchase price and the carrying value of net assets acquired is recognized as an equity transaction.

 1.  Description of the Business and Significant Accounting Policies (continued)

 m)  Accrued liabilities

 Accrued liabilities are recognized whenever (i) the Company has current obligations (legal or assumed) resulting from a past event, (ii) when it is probable the obligation will give rise to a future cash disbursement for its settlement and (iii) the amount of the obligation can be reasonably estimated.

 When the effect of the time value of money is significant, the amount of the liability is determined as the present value of the expected future disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. When discounting is used, an increase in the liability is recognized as a finance expense.

 Contingent liabilities are recognized only when it is probable they will give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they will generate a loss.

 n)  Labor obligations

 The cost of pension, seniority premium and termination benefits (severance) are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries using the projected unit-credit method (see Note 9).

 Actuarial (losses) gains are being amortized over a period of 12 years, which is the estimated average remaining working lifetime of Company employees.

 As of January 1, 2008, the Company adopted Mexican FRS D-3 Employee Benefits, which replaced Mexican accounting Bulletin D-3, Labor Obligations. As a result of the MFRS D-3 adoption, the transition liability for labor obligations and prior service costs at December 31, 2007 are being amortized over a maximum period of 5 years. Prior to December 31, 2007, such amounts were being amortized over the estimated average remaining working lifetime of Company employees (12 years) (see Note 9).

 o)  Employee profit sharing

Current-year and deferred employee profit sharing expense is presented as an ordinary expense in the income statement.

 Beginning January 1, 2008, in connection with the adoption of Mexican FRS D-3, the Company recognizes deferred employee profit sharing using the asset and liability method. Under this method, deferred profit sharing is computed by applying the 10% rate to all temporary differences between the values of all assets and liabilities for financial and tax reporting purposes. The Company periodically evaluates the possibility of recovering deferred employee profit sharing assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized (see Note 9).

 1.  Description of the Business and Significant Accounting Policies (continued)

 p)  Exchange differences

 Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

 See Note 10 for the Company’s consolidated foreign currency position at the end of each year and the exchange rates used to translate foreign currency denominated balances.

 q)  Comprehensive income

Comprehensive income consists of current year net income, the effect of translation of the financial statements of foreign entities, the changes in noncontrolling interest, the changes in the fair value of cash flow hedges and the effect of deferred taxes related to these items.

 r)  Taxes on profits

Deferred taxes on profits are recognized using the asset and liability method. Under this method, deferred taxes on profits are recognized on all differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate effective as of the balance sheet date, or the enacted rate at the balance sheet date that will be in effect when the deferred tax assets and liabilities are expected to be recovered or settled.

 The Company periodically evaluates the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that do not have a high probability of being realized.

1.  Description of the Business and Significant Accounting Policies (continued)

 s)  Statement of income presentation

Costs and expenses shown in the Company’s income statement are presented on a combined basis between their nature and function, in accordance with industry practice since such classification allows for an appropriate evaluation of gross profit and operating margin.

 The “Operating income” caption is shown in the income statement since it is an important indicator used for evaluating the Company's operating results.

 An analysis of the “Other expenses, net” caption for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Employee profit sharing, current	P. 2,217,482	P. 2,548,762
Other income (Note 9)	(867,802)	(1,869,170)
Other expenses, net	P. 1,349,680	P. 679,592

t) Statement of cash flows

Effective January 1, 2008, Mexican FRS B-2 replaced Mexican accounting Bulletin B-12, Statement of Changes in Financial Position. Accordingly, the statement of cash flows substituted the statement of changes in financial position. The main differences between both statements lie in the fact that the statement of cash flows shows the entity’s cash inflows and outflows during the period, while the statement of changes in financial position shows the changes in the entity’s financial structure. Also, the statement of cash flows presents first income before taxes on profits, followed by cash flows from operating activities, then cash flows from investing activities and finally cash flows from financing activities.

The statement of cash flows for the years ended December 31, 2009 and 2008 were prepared using the indirect method.

u)  Earnings per share

Earnings per share are determined by dividing the controlling interest in net income by the weighted-average number of shares outstanding during the year. In determining the weighted-average number of shares outstanding during the year, shares repurchased by the Company have been excluded.

v)  Concentration of risk

The main risks associated with the Company’s financial instruments are cash flow risk, liquidity risk, market risk and credit risk. The Company performs sensitivity analyses to measure potential losses in its operating results based on a theoretical increase of 100 basis points in interest rates and a 10% change in exchange rates. The Board of Directors approves the risk management policies that are proposed by the Company’s management.

1.  Description of the Business and Significant Accounting Policies (continued)

Credit risk represents the potential loss from the failure of counterparties to completely comply with their contractual obligations. The Company is also exposed to market risks related to fluctuations in interest rates and exchange rates. In order to reduce the risks related to fluctuations in interest rates and exchange rates, the Company uses derivative financial instruments as hedges against its debt obligations.

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, trade accounts receivable, and debt and derivative financial instruments. The Company’s policy is designed to not restrict its exposure to any one financial institution; therefore, the Company’s financial instruments are maintained in different financial institutions located in different geographical areas.

The credit risk in accounts receivable is diversified, because the Company has a broad customer base that is geographically dispersed. The Company continuously evaluates the credit conditions of its customers and does not require collateral to guarantee collection of its accounts receivable. In the event the collection of accounts receivable deteriorates significantly, the Company’s results of operations could be adversely affected.

w)  Segments

Segment information is presented based on information used by the Company in its decision-making processes (see Note 15).

Local and long distance segment information varies to the one presented in the consolidated financial statements due to:

·         The information that was considered in its elaboration was only the one corresponding to the companies that are directly involved in rendering local and long distance telephone services in Mexico.

·         Local service includes: revenues from basic rent, measured service, installation charges, equipment sales and interconnection.

·         Long distance service includes: revenues from basic services of domestic and international long distance services; it does not include revenues from rural and public telephony and data services.

·         The services being disclosed consider the corresponding attributes for interconnection, billing, collecting, co-location and leased lines.

·         Interconnection with cellular operators includes revenues from calling party pays.

1.  Description of the Business and Significant Accounting Policies (continued)

x )  Reclassifications

Certain captions shown in the 2008 financial statements as originally issued have been reclassified for uniformity of presentation with the 2009 financial statements.

An analysis is as follows:

		As originally reported 2008	Reclassifications	As reclassified 2008
Assets
Current assets:
Prepaid expenses and others	(1)	P. 2,900,790	P. (61,088)	P. 2,839,702

Deferred charges, net	(1)	1,407,687	61,088	1,468,775

Statement of income
Operating revenues:
Corporate networks	(2)	12,219,402	(12,219,402)
Internet	(2)	13,168,270	(13,168,270)
Data	(2)		25,387,672	25,387,672

Operating costs and expenses:
Cost of sales and services	(3)	32,806,088	(283,420)	32,522,668
Commercial, administrative and general expenses	(4)	19,831,144	31,862	19,863,006
Interconnection	(3)	13,759,965	283,420	14,043,385
Depreciation and amortization	(4)	17,965,069	(31,862)	17,933,207

(1)            Reclassification of deferred charges.

(2)            Reclassification to Data revenues.

(3)            Reclassification of interconnection.

(4)            Reclassification of administrative expenses.

1.  Description of the Business and Significant Accounting Policies (continued)

y)  New accounting pronouncements

i) Following is a discussion of the new accounting pronouncements issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or “CINIF”) that became effective on January 1, 2009 and that affected TELMEX’s accounting policies:

Mexican FRS B-8, Consolidated and Combined Financial Statements

In November 2008, the CINIF issued Mexican FRS B-8, which became effective for fiscal years beginning on or after January 1, 2009. Mexican FRS B-8 replaces Mexican accounting Bulletin B-8, Consolidated and Combined Financial Statements and the Valuation of Long-Term Equity Investments. Mexican FRS B-8 establishes the overall guidelines for preparing and presenting consolidated or combined financial statements and transfers the guidance related to accounting for long-term equity investments to Mexican FRS C-7.

This standard establishes that to determine the existence of control, the Company must consider any potential voting rights held that could be exercised or converted, regardless of management’s intention and ability to exercise them.

Also, unlike Bulletin B-8, this standard requires the financial statements of the consolidating entities to be prepared under the same Mexican FRS, eliminating the possibility to consolidate those entities that do not issue financial statements under Mexican FRS due to an obligation to present their financial statements under specific accounting standards.

This standard includes guidelines for the accounting treatment of special purpose entities and, upon adoption, abolishes the supplementary application of International Financial Reporting Standards SIC 12, Consolidation – Special Purpose Entities (SPEs). Mexican FRS B-8 establishes that special purpose entities over which the Company exercises control must be consolidated.

Mexican FRS B-8 establishes that changes in equity interest that do not cause loss of control must be recognized as transactions between stockholders; therefore, any difference between the book value of the equity investment sold or acquired and the value of the consideration paid must be recognized in stockholders’ equity.

This standard also establishes that the recognition of push-down adjustments must not be recognized in the financial statements of the subsidiary and provides no transitional guidance in this regard.

1.  Description of the Business and Significant Accounting Policies (continued)

Mexican FRS C-7, Equity Investments in Affiliates and Other Long-term Equity Investments

In November 2008, the CINIF issued Mexican FRS C-7, which became effective for fiscal years beginning on or after January 1, 2009. The purpose of this standard is to establish guidelines for the accounting recognition of investments in affiliated companies, as well as for the recognition of any other long-term equity investments through which the reporting entity does not have control, joint control or exercise significant influence.

Unlike Mexican accounting Bulletin B-8, this standard establishes that there is significant influence when 10% or more of the voting shares in an entity that is listed on a stock exchange, or when it holds 25% or more of the voting shares in an entity not listed on a stock exchange. Mexican FRS C-7 also provides the guidelines for determining the existence of significant influence in the case of SPEs.

In identifying the existence of significant influence, both Mexican FRS B-8 and this standard require consideration of any potential voting rights held by the entity that might be exercised or converted, regardless of management’s actual intention and financial capacity to exercise such rights.

Investments in an affiliated company or an equity interest in an SPE over which the reporting entity exercises significant influence must be initially recognized at fair value, determined at the time of acquisition, and subsequently by applying the equity method of accounting. To apply the equity method, unlike Mexican accounting Bulletin B-8, the financial statements of the affiliated company must be prepared in conformity with Mexican FRS.

This standard also establishes guidelines for the recognition of losses incurred by affiliated companies, since Mexican accounting Bulletin B-8 did not address this issue.

This standard establishes that the investment in affiliated companies must be tested for impairment when indicators of impairment exist, and modifies Mexican accounting Bulletin C-15, Impairment in the Value of Long-lived Assets, by establishing that the impairment of investments in affiliated companies must be presented as part of the caption Equity interest in income of unconsolidated subsidiaries and affiliates.

1.  Description of the Business and Significant Accounting Policies (continued)

Mexican FRS C-8, Intangible Assets

Mexican FRS C-8 was issued by the CINIF in December 2008 to replace Mexican accounting Bulletin C-8, Intangible Assets and became effective for fiscal years beginning on or after January 1, 2009.

Unlike Mexican accounting Bulletin C-8, this standard establishes that separability is not the only condition necessary to determine that an intangible asset is identifiable. Mexican FRS C-8 also provides additional guidance on the accounting recognition of intangible assets acquired through exchange transactions and eliminates the presumption that the useful life of an intangible asset could not exceed twenty years. Furthermore, the standard adds the requirement of an accelerated amortization period as a condition for impairment and modifies the definition of pre-operating costs.

Lastly, Mexican FRS C-8 establishes the accounting treatment for disposals of intangible assets resulting from sale, abandonment or exchange.

The adoption of the new accounting standards mentioned above did not have any impact on the Company’s financial statements and did not result in a cumulative adjustment to retained earnings at adoption.

ii) The most important new accounting pronouncements that will become effective on January 1, 2010 or 2011, and that could affect the Company’s accounting policies, are as follows:

Mexican FRS C-1, Cash and Cash Equivalents

Mexican FRS C-1 was issued by the CINIF in November 2009 to replace Mexican accounting Bulletin C-1, Cash, and is effective for fiscal years beginning on or after January 1, 2010. The purpose of this standard is to establish guidelines for the valuation, presentation and disclosure of items comprising the cash and cash equivalents caption in the statement of financial position.

Mexican FRS C-1 establishes that restricted cash is to be presented in the cash and cash equivalents caption in the statement of financial position (under the former standard it was shown separately) and substitutes the term “short-term demand investments” with the new term “liquid demand investments”, which, among other characteristics, must be readily convertible to cash and have maturities of no more than three months.

Mexican FRS C-1 also defines the following terms: acquisition costs, cash equivalents, restricted cash and cash equivalents, liquid demand investments, net realization value, nominal value and fair value.

1.  Description of the Business and Significant Accounting Policies (concluded)

Mexican FRS B-5, Financial Information by Segment

In November 2009, the CINIF issued Mexican FRS B-5, which will become effective for fiscal years beginning on or after January 1, 2011. Mexican FRS B-5 will replace Mexican accounting Bulletin B-5.

Mexican FRS B-5 establishes the criteria for identifying the segments to be reported by an entity, as well as the standards for disclosing the financial information of such segments. The standard also contains the requirements applicable to the disclosure of certain information related to the entity as a whole.

The principal changes compared to Mexican accounting Bulletin B-5 are as follows:

-            Information to be disclosed; Mexican FRS B-5 is management-focused, since the segment information disclosures it requires refer to the information used by the entity’s most-senior business decision makers. Mexican FRS B-5 also requires the disclosure of information related to entity’s products, geographic zones, customers and suppliers.

-            Business risks; in identifying operating segments, this standard does not require the different areas of the business to be subject to different risks.

-            Segments in the pre-operating stage; under Mexican FRS B-5, the different areas of a business in its pre-operating stage can be classified as operating segments.

-            Disclosure of financial results; this standard requires disclosure of interest income and expense, as well as the other comprehensive financing items.

-            Disclosure of liabilities; Mexican FRS B-5 requires disclosure of the liabilities included in the regular information for the operating segment that is habitually used by the entity’s most-senior business decision makers.

The Company expects that these standards will not have a material impact on its financial statements.

2.  Accounts Receivable

An analysis of accounts receivable at December 31, 2009 and 2008 is as follows:

	2009	2008
Customers	P. 19,112,062	P. 17,761,170
Recoverable taxes	2,316,472	2,061,818
Related parties (Note 12)	894,535	975,362
Net settlement receivables	417,152	478,991
Other	1,994,215	1,916,092
	24,734,436	23,193,433
Less:
Allowance for doubtful accounts	3,621,113	2,384,670
Total	P. 21,113,323	P. 20,808,763

An analysis of activity in the allowance for doubtful accounts for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
Beginning balance at January 1	P. 2,384,670	P. 1,725,969
Increase charged to expenses	2,437,296	1,551,988
Charges to allowance	(1,200,853)	(893,287)
Ending balance at December 31	P. 3,621,113	P. 2,384,670

3.  Plant, Property and Equipment

a)   An analysis of plant, property and equipment at December 31, 2009 and 2008 is as follows:

	2009	2008
Telephone plant and equipment	P. 315,548,924	P. 314,077,075
Land and buildings	37,128,186	36,987,698
Computer equipment and other assets	49,952,667	47,564,938
	402,629,777	398,629,711
Less:
Accumulated depreciation	298,734,102	286,221,263
Net	103,895,675	112,408,448
Construction in progress and advances to equipment suppliers	409,074	456,929
Total	P. 104,304,749	P. 112,865,377

Construction in progress refers mainly to projects related to telephone plant, which are scheduled to be completed and transferred to the plant mostly during the first half of 2010.

3.  Plant, Property and Equipment (concluded)

b)  Depreciation of the telephone plant and equipment is calculated at annual rates ranging from 3.3% to 20.0%. The rest of the Company’s assets, excluding land, are depreciated at rates ranging from 10% to 33.3%. Depreciation charged to operating costs and expenses was P.17,828,006 in 2009 and P.17,815,050 in 2008.

4.  Licenses

An analysis of licenses cost and their amortization at December 31, 2009 and 2008 is as follows:

	2009	2008
Investment	P.1,777,464	P. 1,763,296
Less:
Accumulated amortization	859,123	738,269
Net	P. 918,341	P.1,025,027

An analysis of the changes in 2009 and 2008 is as follows:

	Balance at January 1, 2009	Investment and amortization for the year	Balance at December 31, 2009
Investment	P. 1,763,296	P. 14,168	P. 1,777,464
Accumulated amortization	738,269	120,854	859,123
Net	P. 1,025,027	P.(106,686)	P. 918,341

	Balance at January 1, 2008	Investment and amortization for the year	Effect of translation	Balance at December 31, 2008
Investment	P. 1,627,992	P. 135,271	P. 33	P. 1,763,296
Accumulated amortization	636,531	101,703	35	738,269
Net	P. 991,461	P. 33,568	P.(2)	P. 1,025,027

The amortization expense of other deferred charges was P.1,908 and P.16,454 for the years ended December 31, 2009 and 2008, respectively.

5.  Equity Investments

An analysis of equity investments in affiliates and other companies at December 31, 2009 and 2008, and a brief description of each, is as follows:

	2009	2008
Equity investments in:
Grupo Telvista, S.A. de C.V.	P. 907,973	P. 726,342
2Wire, Inc.	301,035	276,000
Other affiliates	566,372	491,791
	P. 1,775,380	P. 1,494,133

Investments in affiliates

Grupo Telvista

TELMEX holds 45% of the capital stock of Grupo Telvista, S.A. de C.V. (Grupo Telvista) which, through its subsidiaries, provides telemarketing services in Mexico and the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the net income of Grupo Telvista gave rise to a credit to results of operations of P.195,498 (P.154,795 in 2008) and a charge to stockholders’ equity of P.13,867 (credit of P.69,128 in 2008).

2Wire

TELMEX holds 13% of the capital stock of 2Wire, Inc. (2Wire), which is a broadband platform service provider for homes and businesses located in the U.S.A. For the year ended December 31, 2009, TELMEX’s equity interest in the results of 2Wire gave rise to a credit to results of operations of P.25,035 (charge of P.266,568  in 2008).

Other affiliates

For the year ended December 31, 2009, equity interest in other affiliates represented a net credit to results of operations of P.34,147 (net credit of P.49,660 in 2008) and a charge to stockholders’ equity of P.4,427 (credit of P.37,718 in 2008).

6.  Long-term Debt

Long-term debt consists of the following:

	Weighted-average interest rate at December 31		Maturities from	Balance at December 31
	2009	2008	2010 through	2009	2008
Debt denominated in foreign currency:
Senior notes	5.2%	5.1%	2019	P.29,361,181	P.23,670,364
Bank loans	0.7%	1.8%	2018	40,074,814	61,013,202
Other	2.0%	2.0%	2022	238,353	271,881
Total debt denominated in foreign currency				69,674,348	84,955,447
Debt denominated in Mexican pesos:
Senior notes	8.8%	8.8%	2016	4,500,000	4,500,000
Domestic senior notes	6.3%	8.8%	2037	25,900,000	14,800,000
Bank loans	4.8%	8.6%	2010	2,800,000	2,800,000
Total debt denominated in Mexican pesos				33,200,000	22,100,000
Total debt				102,874,348	107,055,447
Less short-term debt and current portion of long-term debt				19,768,894	22,883,092
Long-term debt				P. 83,105,454	P.84,172,355

The above-mentioned rates are subject to market variances and do not include the effect of the Company’s agreement to reimburse certain lenders for Mexican withholding taxes. The Company’s weighted-average cost of debt at December 31, 2009 (including interest expense, interest rate swaps, fees and withholding taxes, and excluding exchange rate variances) was approximately 5.9% (6.2% in 2008).

Short-term debt and current portion of long-term debt consist of the following:

	Balance at December 31
	2009	2008
Short-term debt:
Domestic senior notes		P. 2,500,000
Current portion of long-term debt:
Senior notes	P. 12,405,765
Domestic senior notes		400,000
Bank loans	7,363,129	19,983,092
	19,768,894	20,383,092
Total	P. 19,768,894	P. 22,883,092

6.  Long-term Debt (continued)

Senior notes:

a)    In November 2008, TELMEX repaid a bond of P.13,151,147 (U.S.$1,000 million, nominal amount) that was issued in November 2003 and bore an annual interest of 4.5%, payable semiannually. For the year ended December 31, 2008, interest expense on the bond was P.442,078.

b)    In the first quarter of 2005, TELMEX issued bonds in the amount of P.21,892,381 (U.S.$1,750 million) divided into two issuances of P.11,870,243 and P.10,022,138 (U.S.$950 million and U.S.$800 million, respectively), the first matures in 2010 and bears an annual interest of 4.75%, and the second matures in 2015 and bears an annual interest of 5.5%. Interest is payable semiannually. For the year ended December 31, 2009, interest expense on these bonds was P.1,274,163 (P.1,025,848 in 2008).

On January 27, 2010, TELMEX repaid the first issuance of the bonds issued in 2005 for P.12,294,140 (U.S.$950 million).

c)    On January 26, 2006, TELMEX issued a bond denominated in Mexican pesos abroad in the amount of P.4,500,000 (nominal amount), which matures in 2016 and bears an annual interest of 8.75%. For the year ended December 31, 2009, interest expense on the bond was P.407,708 (P.409,655 in 2008).

d)    On November 12, 2009, TELMEX issued a bond in the amount of P.6,615,400 (U.S.$500 million, nominal amount), which matures in 2019 and bears an annual interest of 5.5%, payable semiannually. For the year ended December 31, 2009, interest expense on the bond was P.49,823.

Syndicated loan:

In 2004, the Company entered into a syndicated loan, which was restructured in 2005 and 2006 to improve the credit conditions and increase the total loan amount to P.34,531,521 (U.S.$3,000 million), split into three tranches. The first tranche is for P.14,963,659 (U.S.$1,300 million) and has a three-year maturity. The second tranche is for P.11,510,507 (U.S.$1,000 million) and has a five-year maturity. The third tranche is for P.8,057,355 (U.S.$700 million) with a seven-year maturity. In August 2009, TELMEX repaid the total amount of the first tranche, for which the original maturity was scheduled for October 2009. The balance of these loans at December 31, 2009 is included under bank loans (debt denominated in foreign currency).

On June 30, 2006, TELMEX entered into a syndicated loan agreement in the amount of P.5,986,554 (U.S.$500 million), split into two tranches in equal amounts of P.2,993,277 (U.S.$250 million), with maturities of four years and six years, respectively.

Substantially all of the bank loans bear interest equal to the London Inter-Bank Offered Rate (LIBOR) plus a specified margin. For the year ended December 31, 2009, interest expense on these loans was P.556,305 (P.1,425,514 in 2008).

6.  Long-term Debt (continued)

Domestic senior notes (“Certificados Bursátiles”):

On December 19, 2007, TELMEX obtained authorization from the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or “CNBV”) for a program to issue long-term domestic senior notes in a total amount of P.10,000,000 (nominal amount). In April 2008, domestic senior notes in the amount of P.1,600,000 were issued. In July 2009, TELMEX placed domestic senior notes in two issuances for a total amount of P.8,000,000.

On September 18, 2009, TELMEX obtained authorization from the CNBV for a dual program to issue short and long-term domestic senior notes in a total amount of P.15,000,000 (nominal amount). In November 2009, TELMEX placed long-term domestic senior notes in two issuances for a total amount of P.6,000,000.

Some domestic senior notes bear fixed-rate interest, while others bear interest equal to a specified margin in respect of the Mexican interbank equilibrium interest rate (“TIIE”). For the year ended December 31, 2009, interest expense on long-term domestic senior notes was P.1,194,213 (P.1,004,242 in 2008).

Restrictions:

The above-mentioned debt is subject to certain restrictions with respect to maintaining certain financial ratios, as well as restrictions on selling a significant portion of groups of assets, among others. At December 31, 2009, the Company was in compliance with all these requirements.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of a change in control of the Company, as so defined in each instrument. The definition of change in control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom or its current stockholders continue to hold the majority of the Company’s voting shares.

Foreign currency debt:

An analysis of the foreign currency denominated debt at December 31, 2009 is as follows:

	Foreign currency (in thousands)	Exchange rate at December 31, 2009 (in units)	Equivalent in Mexican pesos
U.S. dollar	5,103,362	P. 13.0587	P. 66,643,271
Japanese yen	19,891,200	0.1404	2,792,724
Euro	12,722	18.7353	238,353
Total			P. 69,674,348

6.  Long-term Debt (continued)

Long-term debt maturities at December 31, 2009 are as follows:

Years

Amount
2011	P. 18,857,154
2012	12,343,560
2013	11,560,972
2014	8,164,639
2015 and thereafter	32,179,129
Total	P. 83,105,454

Hedges:

At December 31, 2009 and 2008, the financial instruments held by the Company are as follows:

	2009		2008
	Notional	Fair value asset (liability)	Notional	Fair value asset (liability)
Financial instrument	(in millions)		(in millions)
Cross currency swaps	U.S.$ 4,178	P. 12,226	U.S.$ 5,451	P. 20,913
Forwards dollar-peso (Note 7)	U.S.$ 245	(120)
Interest-rate swaps in pesos	P. 23,752	(729)	P.23,752	(369)
Interest-rate swaps in dollars			U.S.$ 100	(30)
Cross currency coupon swaps	U.S.$ 50		U.S.$ 350	(95)
Total		P. 11,377		P. 20,419

To reduce the risks related to fluctuations in exchange rates and interest rates, the Company uses derivative financial instruments as hedges associated with its debt. The derivative financial instruments principally used by the Company are as follows:

Cross currency swaps

At December 31, 2009, the Company has cross currency swaps that hedge foreign currency denominated liabilities of P.54,557,723 (U.S.$4,178 million) (P.73,799,967 or U.S.$5,451 million in 2008). These cross currency swaps hedge the exchange rate and interest rate risks associated with bonds that mature in 2010 and 2015 in the total amount of U.S.$1,495 million and bank loans that mature from 2010 to 2018 in the total amount of U.S.$2,683 million. These agreements allow TELMEX to fix the parity of such debt at a weighted-average exchange rate of P.10.5892 per U.S. dollar, as well as establish a fixed interest rate of 7.52% for the bonds maturing in 2010 and 8.57% for the bonds maturing in 2015, and a floating rate equal to the average 28-day TIIE, less a specified margin for the bank loans.

The change in the fair value of these cross currency swaps recognized for the year ended December 31, 2009 was
P. 5,682,263 (P. 16,281,874 in 2008).

6.  Long-term Debt (concluded)

Forwards dollar-peso

At December 31, 2009, the Company had short-term foreign currency forwards with a notional amount of P.3,199,382 (U.S.$245 million). At December 31, 2008, the Company had no forward contracts outstanding. For the year ended December 31, 2009, the Company recognized a net charge of P.520,733 (charge of P.1,690,380 in 2008) as part of exchange (gain) loss, net due to changes in the fair value of these forwards.

Interest-rate swaps

At December 31, 2009 and 2008, the Company had interest-rate swaps for an aggregate notional amount of P.23,752,125 to hedge the floating rate risk of its debt in Mexican pesos, fixing such rate at an average of 8.19%. At December 31, 2009, the Company had no interest rate swaps in U.S. dollars. At December 31, 2008, the Company had interest rate swaps in U.S. dollars for an aggregate notional amount of P.1,353,830 (U.S.$100 million), paying a fixed rate of 4.47% and receiving the three-month LIBOR rate, to cover U.S. dollar denominated debt with a floating interest rate that matured in October 2009.

At December 31, 2009, the Company had cross currency coupon swaps that cover interest payments of P.652,935 (U.S.$50 million) (P.4,738,405, or U.S.$350 million, for 2008).

For the year ended December 31, 2009, the Company recognized a net expense for these swaps in interest expense of P.2,056,839 (P. 2,439,778 in 2008).

The Company’s derivative financial instruments are acquired in over-the-counter markets, mostly from the same financial institutions with which it has contracted its debt.

Several of the Company’s agreements under which it has negotiated its derivative financial instruments require margin calls when the fair value of the derivatives exceeds the Company’s existing credit lines of P. 3,787,023 (U.S.$290 million). At December 31, 2009, 65% of the Company’s outstanding derivatives correspond to these types of agreements; however, no margin calls have been required at such date.

7.  Accounts Payable and Accrued Liabilities

An analysis of accounts payable and accrued liabilities is as follows:

	December 31
	2009	2008
Suppliers	P. 2,100,036	P. 4,285,331
Employee benefits	2,804,324	3,012,967
Sundry creditors	1,838,250	1,439,394
Related parties (Note 12)	1,602,128	1,993,079
Vacation accrual	1,284,578	1,287,747
Accrual for other contractual employee benefits	1,230,645	1,310,570
Dividend pending payment	1,106,119	899,541
Interest payable	936,550	1,187,525
Derivative financial instruments (Note 6)	119,719
Other	1,181,839	501,952
	P. 14,204,188	P. 15,918,106

The activity in the main accruals for the years ended December 31, 2009 and 2008 is as follows:

Vacation accrual:

	2009	2008
Beginning balance at January 1	P.1,287,747	P. 1,256,783
Increase charged to expenses	1,619,979	1,656,930
Payments	(1,623,148)	(1,625,966)
Ending balance at December 31	P.1,284,578	P. 1,287,747

Accrual for other contractual employee benefits:

	2009	2008
Beginning balance at January 1	P.1,310,570	P. 1,151,700
Increase charged to expenses	3,725,372	3,588,400
Payments	(3,805,297)	(3,429,530)
Ending balance at December 31	P.1,230,645	P.1,310,570

8.  Deferred Credits

Deferred credits consist of the following at December 31, 2009 and 2008:

	2009	2008
Short-term:
Advance billings	P.1,009,603	P. 1,044,877
Advances from customers	94,572	735,238
	1,104,175	1,780,115
Long-term:
Advance billings	466,696	411,106
Total	P.1,570,871	P.2,191,221

9.  Labor Obligations

a)  Pensions plans and seniority premiums

The majority of the Company’s employees are covered under defined benefits pension plans and seniority premiums. Pension benefits and seniority premiums are determined on the basis of compensation of employees in their final year of employment, their seniority, and their age at the time of retirement.

TELMEX has set up an irrevocable trust fund to finance these labor obligations and has adopted the policy of making annual contributions to such fund, which are deductible for Mexican corporate income tax and employee profit sharing purposes. The most important information related to labor obligations is as follows:

Analysis of net periodic cost:

	2009	2008
Labor cost	P.4,431,755	P.4,333,194
Finance cost on defined benefit obligation	15,861,542	14,344,072
Projected return on plan assets	(17,524,795)	(15,571,525)
Amortization of past services	69,526	1,344,971
Amortization of variances in actuarial assumptions (1)	2,183,763	201,412
Net periodic cost	P.5,021,791	P. 4,652,124

(1) Includes P.99,125 in 2008 for the amortization of the initial balance of the actuarial loss, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

9.  Labor Obligations (continued)

Analysis of the defined benefit obligation:

	2009	2008
Present value of labor obligations:
Vested benefit obligation	P. 105,002,007	P. 93,175,620
Non-vested benefit obligation and effect of salary projection	92, 330,826	83,007,215
Defined benefit obligation at end of year	P. 197, 332,833	P. 176,182,835

Analysis of changes in the defined benefit obligation:

	2009	2008
Defined benefit obligation at beginning of year	P. 176,182,835	P. 159,484,041
Labor cost	4,431,755	4,333,194
Finance cost on defined benefit obligation	15,861,542	14,344,072
Actuarial loss	10,200,996	6,662,976
Benefits paid to employees	(215,298)	(194,437)
Payments from trust fund	(9,128,997)	(8,447,011)
Defined benefit obligation at end of year	P. 197, 332,833	P. 176,182,835

Analysis of changes in plan assets:

	2009	2008
Established fund at beginning of year	P. 145,475,893	P. 156,979,097
Projected return on plan assets	17,524,795	15,571,525
Actuarial gain (loss)	4,371,737	(22,949,640)
Contributions to trust fund	5,751,947	4,321,922
Payments from trust fund	(9,128,997)	(8,447,011)
Established fund at end of year	P. 163,995,375	P. 145,475,893

Analysis of the net projected asset:

	2009	2008
Insufficiency of plan assets for defined benefit obligation	P. (33,337,458)	P. (30,706,942)
Unamortized actuarial loss	49,515,770	45,870,274
Transition liability	121,815	156,536
Past service cost and changes to plan	130,730	165,534
Net projected asset	P. 16,430,857	P. 15,485,402

9.  Labor Obligations (continued)

In 2009, the net actuarial loss of P.5,829,259 resulted from (i) the effect of a favorable actuarial variance of P.4,371,737 due to the behavior of the plan assets resulting from an increase in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.10,200,996, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, and the salary and pension benefits of the retired employees were higher than estimated at the beginning of the year.

In 2008, the actuarial loss of P.29,612,616 resulted from (i) the effect of an unfavorable actuarial variance of P.22,949,640 due to the behavior of the plan assets resulting from a decrease in the value of investments in shares of companies and in fixed-yield investments due to variances in reference rates, and (ii) an actuarial loss of P.6,662,976, attributable principally to the number of employees who retired was greater than the number estimated at the beginning of the year, the Company updating its mortality table, and the mortality rate of retired employees was less than the rate estimated at the beginning of the year.

At December 31, 2009 and 2008, the rates used in the actuarial study are as follows:

	2009 Nominal rates %	2008 Nominal rates %

Discount of labor obligations:
Long-term average	9.20	9.20
Increase in salaries:
Long-term average	4.50	4.50

At December 31, 2009 and 2008, 45.9% of plan assets were invested in fixed-yield securities and the remaining 54.1% in variable-yield securities.

b)  Termination benefits

The most important information related to the liability for termination benefits is as follows:

Analysis of net periodic cost:

	2009	2008
Labor cost	P. 12,630	P. 15,188
Finance cost on defined benefit obligation	12,498	14,599
Amortization of variances in assumptions (1)	(9,867)	(87,699)
Net periodic cost (gain)	P. 15,261	P. (57,912)

(1) Includes P.36,206 in 2008 for the amortization of the initial balance of the actuarial gain, which is presented in the statement of income under the caption “Other expenses, net,” in conformity with Mexican FRS D-3.

9.  Labor Obligations (concluded)

The activity in the termination pay liability is as follows:

	2009	2008
Balance at beginning of year	P. 147,634	P. 208,406
Net periodic cost (gain)	15,261	(57,912)
Payments	(3,518)	(2,860)
Balance at end of year	P. 159,377	P. 147,634

c)  Employee profit sharing

TELMEX is obligated to pay profit sharing to its employees in Mexico, in addition to their contractual compensation and benefits. For the years ended December 31, 2009 and 2008, employee profit sharing was based on 10% of the Company’s taxable income, excluding certain inflation effects and the re-expression of depreciation expense.

The cumulative effect of deferred employee profit sharing at the beginning of 2008 resulting from the adoption of Mexican FRS D-3 was P.5,820,412 and was charged to stockholders’ equity. The deferred employee profit sharing gave rise to a credit to stockholders’ equity for deferred income tax of P.1,630,277. Accordingly, the net effect of the adoption of Mexican FRS D-3 was a charge to stockholders’ equity of P.4,190,135. The 2007 financial statements remained unchanged by the new standard. For the year ended December 31, 2009, the deferred employee profit sharing provision represented a credit to results of operations of P.607,676 (P.1,400,171 in 2008), which was recognized in the statement of income under the caption “Other expenses, net.”

At December 31, 2009 and 2008, the Company recognized deferred employee profit sharing on the following temporary items:

	2009	2008
Deferred employee profit sharing assets:
Allowance for bad debts and slow-moving inventories	P. 310,287	P. 210,874
Advance billings	147,750	184,219
Accrued liabilities	515,522	372,944
Exchange loss on debt	347,123	409,247
	1,320,682	1,177,284
Deferred employee profit sharing liabilities:
Fixed assets	(3,437,606)	(3,842,874)
Inventories	(4,881)	(9,139)
Licenses	(44,852)	(49,900)
Labor obligations	(1,609,552)	(1,538,794)
Prepaid expenses	(86,043)	(167,311)
Derivative financial instruments	(91,884)	(419,172)
	(5,274,818)	(6,027,190)
Deferred employee profit sharing liability, net	P. (3,954,136)	P. (4,849,906)

10.  Foreign Currency Position

At December 31, 2009 and 2008, the Company had the following foreign currency denominated assets and liabilities:

	Foreign currency in millions
	2009	Exchange rate at December 31, 2009	2008	Exchange rate at December 31, 2008
Assets:
U.S. dollar	669	P. 13.06	183	P. 13.54
Liabilities:
U.S. dollar	5,205	13.06	6,235	13.54
Japanese yen	19,891	0.14	19,891	0.15
Euro	13	18.74	14	19.14

At March 9, 2010, the applicable exchange rates are as follows:

Foreign currency	Exchange rate
U.S. dollar	P. 12.66
Japanese yen	0.14
Euro	17.16

11.  Commitments and Contingencies

Commitments

At December 31, 2009, TELMEX has non-cancelable commitments for the purchase of equipment of P.3,372,975 (P.4,520,320 in 2008), which include P.977,637 (P.798,792 in 2008) for non-cancelable commitments with related parties. Payments made under the related purchase agreements aggregated to P.2,858,996 in 2009 (P.3,173,710 in 2008).

Contingencies

a)   In November 2005, COFETEL issued the guidelines for making changes to local service areas. In April 2006, Teléfonos de México, S.A.B. de C.V. contested the guidelines to modify local service areas via an administrative proceeding that was discarded by the Communications Ministry, and at present it is being litigated before the Third Metropolitan Regional Federal Court of Justice for Tax and Administrative Matters.

11.  Commitments and Contingencies (continued)

In the interim, pursuant to the aforementioned guidelines COFETEL has ordered the consolidation of a package of 70 local service areas and a package of 2 local service areas in March 2007, another package of 125 local service areas in September 2008 and finally the consolidation of 1 local service area in December 2008, each with its own schedule. Teléfonos de México, S.A.B. de C.V. challenged COFETEL’s orders through applicable legal procedures.

In November 2009, a resolution of a Federal Court nullified the consolidation of local service areas ordered by COFETEL.

If the guidelines resolution becomes effective, COFETEL may start again procedures to consolidate local service areas.

If such consolidation is implemented, it may have an adverse impact on the Company’s long distance revenues.

The Company believes, based on the advice of external lawyers who are handling this matter, that although the Company’s arguments are well-founded, there is no certainty that Teléfonos de México, S.A.B. de C.V. will obtain favorable results.

b)   Between November 2007 and February 2008, the Federal Commission of Economic Competition (COFECO) initiated seven inquiries to determine whether Teléfonos de México, S.A.B. de C.V.  has substantial control or engages in monopolistic practices in certain markets.

Preliminary resolutions in four of these inquiries have been issued, in which COFECO has determined that Teléfonos de México, S.A.B. de C.V. has substantial control in the following markets: (i) termination of public switched traffic; (ii) origination of public switched traffic; (iii) local transit services; and (iv) leasing of lines or circuits. Teléfonos de México, S.A.B. de C.V. expressed its disagreement with the proceedings, contested the preliminary resolutions and submitted evidence against them.

In the four inquiries indicated above, COFECO has already confirmed its resolutions, and Teléfonos de México, S.A.B. de C.V. filed the corresponding recourses, which COFECO denied. Against these resolutions, Teléfonos de México, S.A.B. de C.V. filed for constitutional protection (“amparo”) which is still pending. If these resolutions prevail, COFETEL could impose specific obligations on tariffs, quality of service and information in these markets.

In the three remaining proceedings, COFECO is investigating to determine if Teléfonos de México, S.A.B. de C.V. engaged in monopolistic practices in the following markets: (i) broad-band Internet market for domestic residential customers; (ii) fixed-network interconnection services markets; and (iii) inter-urban transport for switched long distance traffic services market. These proceedings are currently in the stage of requesting information.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

11.  Commitments and Contingencies (concluded)

c)  The Mexican Social Security Institute (IMSS) audited Teléfonos de México, S.A.B. de C.V. for the period from 1997 to 2001. As a result of the audit, IMSS determined that Teléfonos de México, S.A.B. de C.V. owed approximately P.330,000 (historical amount) as of July 2, 2003 in past due obligations, fines, surcharges, re-expression for inflation and interest. Teléfonos de México, S.A.B. de C.V. filed an appeal to nullify these findings and related assessment with the Federal Court of Justice for Tax and Administrative Matters. In accordance with Mexican law, by means of a trust fund established with a banking institution, the Company guaranteed payment of the tax assessment in the amount of P.568,869 through July 19, 2010. The regional metropolitan court declared the resolution to be null, but the administrative authorities filed an appeal. In October 2009, Teléfonos de México, S.A.B. de C.V. obtained favorable results through a final resolution that nullifies the schedule of rate payments; therefore the Company commenced proceedings to liquidate the trust fund that was guaranteeing the payment of this contingency, which was finalized on January 22, 2010, at which time the Company recognized the gain on settlement of this contingency.

On January 22, 2010, Teléfonos de México, S.A.B. de C.V. was entitled to a refund equivalent to the amount set up as guaranteed payment.

Since tax credits did not take effect and Teléfonos de México, S.A.B. de C.V. obtained reimbursement for the guaranteed payment, this matter was resolved and concluded with favorable results.

d)  In accordance with Mexican law, Teléfonos de México, S.A.B. de C.V. shall be severally liable for all of the obligations transferred to Telmex Internacional, S.A.B. de C.V. as a result of the split-up, for a three-year period, with respect to the terms of the split-up agreement approved by the stockholders of Teléfonos de México, S.A.B. de C.V. on December 21, 2007. This responsibility, however, does not apply to obligations with those creditors who have given their express consent relieving Teléfonos de México, S.A.B. de C.V. from these liabilities and consenting to the split-up.

e)  On February 10, 2009, COFETEL published the Fundamental Technical Interconnection and Interoperability Plan in the Official Gazette. Such plan could have a negative impact on Teléfonos de México, S.A.B. de C.V. and on the telecommunications sector in general, since it establishes additional obligations to concessionaries.

Teléfonos de México, S.A.B. de C.V. has filed for constitutional protection (“amparo”) against this plan, providing all necessary arguments to demonstrate illegality and unconstitutionality of such plan.

Notwithstanding the fact that the arguments of Teléfonos de México, S.A.B. de C.V. are considered to be well founded, the Company’s external lawyers handling the above-mentioned cases consider that there is no certainty that the Company will obtain favorable results.

12.  Related Parties

a) An analysis of balances due from/to related parties at December 31, 2009 and 2008 is provided below. All the companies are considered affiliates since TELMEX’s primary stockholders are also either direct or indirect stockholders of the related parties:

	December 31
	2009	2008
Accounts receivable:
Alestra, S. de R.L. de C.V.	P. 454,762	P. 114,625
Sercotel, S.A. de C.V.	193,316	262,732
AT&T Inc.	87,885	218,718
Anuncios en Directorios, S.A. de C.V.	27,662	28,477
Controladora de Servicios de Telecomunicaciones, S. A. de C.V.	18,235	29,628
Sears Roebuck de México, S.A. de C.V.	14,231	27,893
Sanborn Hermanos, S.A.	6,397	62,837
Banco Inbursa, S.A.	4,256	89,267
Sección Amarilla USA, L.L.C.	54	20,768
Other	87,737	120,417
	P. 894,535	P. 975,362

Accounts payable:
Radiomóvil Dipsa, S.A. de C.V.	P. 1,027,048	P. 1,000,739
Inversora Bursátil, S.A.	127,472	121,383
Eidon Software, S.A. de C.V.	103,738
Microm, S.A. de C.V.	65,349	119,631
Grupo Financiero Inbursa, S.A.B. de C.V.	50,695	46,710
Conductores Mexicanos Eléctricos y de Telecomunicaciones, S.A. de C.V.	34,161	6,538
PC Industrial, S. A. de C.V.	29,614	69,950
Carso Infraestructura y Construcción, S.A.B de C.V.	25,459	208,559
Sinergía Soluciones Integrales de Energía, S.A. de C.V.	23,629	17,283
2Wire, Inc.		190,266
Sigmatao Factory, S.A. de C.V.		27,002
Other	114,963	185,018
	P. 1,602,128	P. 1,993,079

12.  Related Parties (continued)

b) For the years ended December 31, 2009 and 2008, the Company had the following transactions with related parties:

	2009	2008

Investment and expenses:
Construction services, purchase of materials, inventories and fixed assets (1)	P. 2,163,205	P. 3,958,756
Insurance premiums, fees for administrative and operating services, security trading and others (2)	3,318,218	3,389,572
Calling Party Pays interconnection fees and other telecommunication services (3)	7,944,362	9,959,288
Cost of termination of international calls (6)	715,780	685,100

Revenues:
Sale of materials and other services (4)	1,879,051	2,091,927
Sale of long distance and other telecommunications services (5)	5,727,833	6,211,439
Revenues from termination of international calls (6)	1,074,419	2,428,631

(1)  Includes P.1,591,531 in 2009 (P.2,190,819 in 2008) for network construction services and purchase of construction materials from subsidiaries of Grupo Carso, S.A.B. de C.V. (Carso Group), which is an entity under common control with Carso Global Telecom. Also includes P.453,348 in 2009 (P.1,652,662 in 2008) for the purchase of equipment for broadband platform services from 2Wire.

(2)  Includes P.571,338 in 2009 (P.563,331 in 2008) for network maintenance services from subsidiaries of Carso Group; P.714,242 in 2009 (P.632,970 in 2008) for software services received from subsidiaries of Telmex Internacional; P.327,500 in 2009 (P.805,703 in 2008) for the production and distribution of white pages telephone directories and advertising in the yellow pages with subsidiaries of Telmex Internacional; P.482,598 in 2009 (P.392,170 in 2008) for insurance premiums with Seguros Inbursa, S.A. (Seguros), which, in turn, places most of this amount in reinsurance with third parties; P.208,942 in 2009 (P.222,963 in 2008) for telemarketing services with Grupo Telvista; P.40,602 in 2009 (P.71,668 in 2008) for security trading fees with Inversora Bursátil, S.A. (Inversora); and P.335,975 in 2009 (P.243,999 in 2008) for fees paid for administrative and operating services to AT&T Mexico, Inc. and Carso Global Telecom. Telmex Internacional, Seguros, Grupo Telvista and Inversora are entities under common control with Carso Global Telecom. AT&T Inc. is a noncontrolling stockholder of the Company.

12.  Related Parties (concluded)

(3)  Includes P.7,944,083 in 2009 (P.9,959,018 in 2008) for interconnection expenses under the “Calling Party Pays” program for outgoing calls from fixed line telephones to cellular telephones paid to subsidiaries of América Móvil. América Móvil is an entity under common control with Carso Global Telecom.

(4)  Includes P.47,462 in 2009 (P.84,654 in 2008) for the sale of materials and other services rendered to subsidiaries of Carso Group; P.230,397 in 2009 (P.206,634 in 2008) for billing and collection services rendered to subsidiaries of Grupo Financiero Inbursa, S.A.B. de C.V. (Inbursa); P.301,440 in 2009 (P.753,600 in 2008) for the use and updating of the telephone directory customer database, as well as P.373,648 in 2009 (P. 411,956 in 2008) for billing, collection, administrative services and others rendered to subsidiaries of Telmex Internacional; and P.494,785 (P.451,686 in 2008) for property leases and other services rendered to subsidiaries of América Móvil. Inbursa is an entity under common control with Carso Global Telecom.

(5)  Includes P.4,397,574 in 2009 (P.5,072,839 in 2008) for revenues invoiced to a subsidiary of América Móvil for the rental of private circuits and long distance services.

(6)  Includes costs and revenues with companies of AT&T Inc. and with subsidiaries of América Móvil and Telmex Internacional.

c)  An analysis of employee benefits granted to the Company’s key management or directors is as follows:

	2009	2008
Short- and long-term direct benefits	P.51,371	P.41,636
Post-retirement benefits	3,154	3,060
Total	P.54,525	P.44,696

13.  Stockholders’ Equity

a)  At December 31, 2009, capital stock is represented by 18,192 million shares issued and outstanding with no par value, representing the Company’s fixed capital (18,555 million in 2008). An analysis is as follows:

	2009	2008
8,115 million Series “AA” common shares	P.5,569,721	P. 5,569,721
395 million Series “A” common shares (407 million in 2008)	317,792	327,734
9,682 million Series “L” shares with limited voting rights (10,033 in 2008)	3,132,787	3,241,177
Total	P.9,020,300	P. 9,138,632

13.  Stockholders’ Equity (continued)

At December 31, 2009 and 2008, the historical value of the Company’s capital stock was P.78,545 and P.80,113, respectively.

An analysis of the changes in 2009 and 2008 is as follows:

	Capital stock (1)
	Series “AA”		Series “A”		Series “L”
	Number	Amount	Number	Amount	Number	Amount
Balance at January 1, 2008	8,115	P.5,569,721	430	P.345,936	10,815	P.3,486,904
Cash purchase of Company’s own shares			(9)	(6,934)	(796)	(256,995)
Conversion of shares			(14)	(11,268)	14	11,268
Balance at December 31, 2008	8,115	5,569,721	407	327,734	10,033	3,241,177
Cash purchase of Company’s own shares			(2)	(1,551)	(361)	(116,781)
Conversion of shares			(10)	(8,391)	10	8,391
Balance at December 31, 2009	8,115	P.5,569,721	395	P.317,792	9,682	P.3,132,787

(1) Number of shares in millions

The Company’s capital stock must be represented by (i) no less than 20% of Series “AA” common shares, which may be subscribed and acquired only by Mexican investors, and at all times must represent at least 51% of the common shares of total capital stock; (ii) Series “A” common shares, which may be freely subscribed, that must not exceed more than 19.6% of capital stock and no more than 49% of the common shares of total capital stock; (iii) both Series “AA” and “A” shares combined may not represent more than 51% of capital stock; and (iv) Series “L” shares, which have limited voting rights and may be freely subscribed, in a percentage when combined with the Series “A” shares may not exceed 80% of capital stock.

Voting rights

Each ordinary share of the Series “AA” and “A” entitles the holder to one vote at the general stockholders’ meetings.  Each Series “L” share entitles the holder to one vote at all stockholders’ meetings in which holders of Series “L” shares are authorized to vote. In accordance with the Eighth Clause of the Company’s bylaws, holders of Series “L” shares only have the right to vote to designate two directors on the Board of Directors and their corresponding alternate directors, and on the following matters:

·      The transformation of TELMEX from one type of entity to another;

·      Any merger in which TELMEX is not the surviving entity or any merger with an entity whose principal corporate purposes are different from those of TELMEX (when TELMEX is the surviving entity); and

·      Cancellation of the registration of the TELMEX’s shares in the securities or special sections of the Mexican National Securities Registry and in any foreign stock exchanges in which they are registered.

13.  Stockholders’ Equity (continued)

In order for the resolutions adopted in extraordinary stockholders’ meetings related to any of the matters on which the Series “L” shares are entitled to vote to be validated, the approval by a majority vote of the Series “AA” and Series “A” stockholders will be required.

Under Mexican law, the stockholders of any Series of shares are also entitled to vote as one class on any proposal that could adversely affect the rights of the stockholders of that particular series and the Company’s stockholders (including the Series “L” stockholders), which individually or collectively represent 20% or more of all capital stock could judicially oppose any stockholders’ resolution with respect to those resolutions for which such stockholders have the right to vote. The determination of whether a matter requires the vote by the holders of Series “L” under such basis would initially be made by the board of directors or by any other party that calls a stockholders’ meeting to decide on the resolution. A negative decision would be subject to judicial challenge by any affected stockholder, and a court would ultimately determine the necessity for a class vote. There are no other procedures for determining whether a proposal requires a class vote, and Mexican law does not provide extensive guidance on the criteria to be applied in making such a determination.

b)  In 1994, the Company initiated a program to purchase its own shares. The cost of the repurchased shares, in the amount that exceeds the portion of capital stock corresponding to the repurchased shares, is charged to retained earnings.

At a regular stockholders’ meeting held on March 3, 2009, the stockholders approved an increase of P.10,000,000 in the total authorized nominal amount for the repurchase of the Company’s own shares. The remaining amount was
P. 340,868, bringing the total maximum amount to be used for this purpose to P.10,340,868.

In 2009, the Company acquired 361.2 million Series “L” shares for P.4,073,625 and 1.9 million Series “A” shares for P.21,695.

In 2008, the Company acquired 796.7 million Series “L” shares for P.12,764,130 and 8.6 million Series “A” shares for P.107,712.

At December 31, 2009 and 2008, the Company had 14,040 (13,998 Series “L” and 42 Series “A”) and 13,677 (13,637 Series “L” and 40 Series “A”) million treasury shares, respectively.

c)  In conformity with the Mexican Corporations Act, at least 5% of net income of the year must be appropriated to increase the legal reserve. This practice must be continued each year until the legal reserve reaches at least 20% of capital stock.

13.  Stockholders’ Equity (concluded)

d)  At December 31, 2009, Accumulated other comprehensive income items include P.748,675 for the effect of the market valuation of swaps designated as cash flow hedges and P.134,550 for the effect of translation of foreign entities, net of deferred taxes. At December 31, 2008, Accumulated other comprehensive income items include P.2,615,521 for the effect of the market valuation of swaps designated as cash flow hedges, net of deferred taxes, and P.201,104 for the effect of translation of foreign entities.

e)  At a regular meeting held on April 28, 2009, the stockholders agreed to declare a cash dividend of P.0.46 per outstanding share, to be paid in four installments of P.0.1150 each in June, September and December 2009 and in March 2010. In March 2009, the Company paid the fourth installment of P.0.10 per outstanding share, which was authorized at the regular meeting held on April 25, 2008. At a regular meeting held on December 1, 2009, the stockholders agreed to declare an extraordinary cash dividend of P.0.40 per outstanding share, to be paid in a single payment beginning on December 17, 2009.

At a regular meeting held on April 25, 2008, the stockholders agreed to declare a cash dividend of P.0.40 per outstanding share, to be paid in four installments of P.0.10 each in June, September and December 2008 and in March 2009. In March 2008, the Company paid the fourth installment of P.0.1125 per outstanding share, which was authorized at the regular meeting held on April 27, 2007.

The cash dividends paid in 2009 and 2008 were P.15,093,082 and P.7,609,477, respectively.

14.  Income Tax and Flat-Rate Business Tax

a)  Through December 31, 2009 the corporate income tax rate was 28%. Under the Mexican Tax Reform Law approved on December 7, 2009, the corporate income tax rate will be increased from 28% to 30% for the period from January 1, 2010 through December 31, 2012, and will be scaled back to 29% in 2013, and to 28% in 2014 and future years.

b)   On October 1, 2007, the Flat-Rate Business Tax (FRBT) Law was published and became effective as of January 1, 2008.

Beginning January 1, 2008, the FRBT is computed by applying the applicable rate to income determined on the basis of cash flows, which is determined by deducting authorized deductions from all income collected from those activities that are subject to the tax. As established under the Law, certain FRBT credits also may be deducted from the FRBT payable. Under the Law’s transitory provisions, the FRBT rate is 16.5% in 2008, 17% in 2009 and 17.5% in 2010 and succeeding years.

When the FRBT base is negative because deductions exceed taxable income, there is no FRBT payable. The amount of the negative base multiplied by the FRBT rate results in a FRBT credit, which may be applied against income tax for the same year or, if applicable, against FRBT payable in the next ten years.

14.  Income Tax and Flat-Rate Business Tax (continued)

FRBT creditable concepts result mainly from the negative FRBT base to be amortized, salary and social security contribution credits, and credits arising from the deduction of certain assets, such as inventories and fixed assets, during the transition period as of the date on which the FRBT became effective.

FRBT is payable only to the extent it exceeds income tax for the same period. To determine FRBT payable, income tax paid in a given period is first subtracted from the FRBT of the same period.

For the years ended December 31, 2009 and 2008, the Company had no FRBT payable and, based on its tax projections, estimates that it will not be subject to the payment of FRBT in subsequent years.

c)  An analysis of the income tax provision is as follows:

	2009	2008
Current year income tax	P. 9,560,860	P. 10,606,003
Deferred tax	(1,075,338)	(1,014,344)
Total	P. 8,485,522	P. 9,591,659

A reconciliation of the statutory income tax rate to the effective rate recognized for financial reporting purposes is as follows:

	2009%	2008%
Statutory income tax rate	28.0	28.0
Depreciation	(0.9)	(3.9)
Social security benefits	1.2	1.1
Monetary gain	2.6	6.0
Tax benefits	(0.2)
Other	(1.4)	1.0
Effective income tax rate	29.3	32.2

14.  Income Tax and Flat-Rate Business Tax (concluded)

At December 31, 2009 and 2008, the Company recognized deferred income taxes on the following temporary differences:

	2009	2008
Deferred tax assets:
Allowance for bad debts and slow-moving inventories	P. 877,847	P. 599,582
Tax loss carryforwards	87,365	75,394
Advance billings	435,521	529,417
Accrued liabilities	1,492,471	1,084,274
Employee profit sharing	1,728,654	2,071,573
	4,621,858	4,360,240
Deferred tax liabilities:
Fixed assets	(14,357,100)	(15,386,755)
Inventories	(13,667)	(25,589)
Licenses	(118,903)	(132,936)
Labor obligations	(4,566,155)	(4,304,012)
Prepaid expenses	(300,552)	(189,628)
Derivative financial instruments	(272,538)	(1,129,711)
Effect of translation of foreign entities	(53,001)
	(19,681,916)	(21,168,631)
Deferred tax liability, net	P. (15,060,058)	P. (16,808,391)

d)  At December 31, 2009, the balance of the re-expressed contributed capital account (CUCA) and the net tax profit account (CUFIN) was P.11,491,546 and P.12,912,070, respectively. These amounts correspond to Teléfonos de México, S.A.B. de C.V. on an individual basis.

15.  Segments

TELMEX primarily operates in two segments: local and long distance telephone service. The local telephone service segment corresponds principally to local fixed-line wired service, including interconnection service. The long distance service segment includes domestic and international service. Other segments include long distance calls made from public and rural telephones, data services and other services. Additional information related to the Company’s operations is provided in Note 1. The following summary shows the most important segment information, which has been prepared on a consistent basis:

	(Amounts in millions of Mexican pesos)
	Local service	Long distance	Other segments	Adjustments	Consolidated total
December 31, 2009
Revenues:
External revenues	P. 65,158	P. 22,543	P. 31,399		P. 119,100
Intersegment revenues	11,722		929	P.(12,651)
Depreciation and amortization	9,818	1,788	6,345		17,951
Operating income	17,846	2,537	13,981		34,364
Segment assets	260,597	35,094	108,995		404,686

December 31, 2008
Revenues:
External revenues	P. 70,801	P.27,454	P. 25,850		P. 124,105
Intersegment revenues	10,600		993	P. (11,593)
Depreciation and amortization	11,260	2,211	4,462		17,933
Operating income	19,552	6,169	14,022		39,743
Segment assets	284,502	53,932	63,321		401,755

Inter-segmental transactions are reported based on terms offered to third parties. Employee profit sharing, other expenses, financing cost, equity interest in net income of affiliates and the income tax provision are not allocated to each segment, because they are handled at the corporate level.

Segment assets include plant, property and equipment (excluding accumulated depreciation), construction in progress and advances to equipment suppliers, and inventories for operation of the telephone plant.

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3a

SHARE INVESTMENTS SUBSIDIARIES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %
Integración de Servicios TMX, S.A. de C.V.	Investments in all types of businesses	106,419,052,434	100.00
Aerocomunicaciones, S.A. de C.V.	Aeronautic radiocom. mobile serv.	128,234,600	100.00
Aerofrisco, S.A. de C.V.	Air Taxi services	7,230,624,600	100.00
Alquiladora de Casas, S.A. de C.V.	Real estate acquisition & leasing	686,001,490	100.00
Buscatel, S.A. de C.V.	Paging services	142,445	100.00
Cía. de Teléfonos y Bienes Raíces, S.A. de C.V.	Real estate acquisition & leasing	1,034,000,000	100.00
Comertel Argos, S.A. de C.V.	Personnel services	6,000	100.00
Consorcio Red Uno, S.A. de C.V.	Design & integrated telecom. Services	279,634,377	100.00
Construcciones y Canalizaciones, S.A. de C.V.	Construction & maint. of telephone network	28,369,000	100.00
Empresa de Limpieza Mexicana, S.A. de C.V.	Cleaning Service Company	50	100.00
Fintel Holdings, L.L.C.	Investments in all types of businesses	1,490	100.00
Fuerza y Clima, S.A de C.V.	Air conditioning installation & maint.	4,925,000	100.00
Grupo Técnico de Administración, S.A. de C.V.	Management, consulting & org. Services	50,000	100.00
Impulsora Mexicana de Telecomunicaciones, S.A.	Network projects	4,602,225	100.00
Instituto Tecnológico de Teléfonos de México, S.C	Trainning & research services	1,000	100.00
Multicomunicación Integral, S.A. de C.V.	Trunking, installation & sales services	665,759	100.00
Operadora Mercantil, S.A. de C.V.	Marketing services	50,000	100.00
Renta de Equipo, S.A. de C.V.	Equipment, vehicles & real estate leasing	15,377,595,000	100.00
Servicios Administrativos Tecmarketing, SA de CV	Software development, sales & management	140,687,728	100.00
Tecmarketing, S.A. de C.V.	Telemarketing services	6,850,000	100.00
Telecomunicaciones Controladora de Servicios, S.A.	Investments in all types of businesses	138,839	100.00
Teleconstructora, S.A. de C.V.	Construction & maint. of telephone network	19,400,000	100.00
Teléfonos del Noroeste, S.A. de C.V.	Telecommunication services	110,000,000	100.00
Telmex Holdings, Inc.	Telecommunication services	1,000	100.00
Teninver, S.A. de C.V.	Investments in all types of businesses	835,796,722	100.00
Uninet, S.A. de C.V.	Data transmission services	65,837,647	100.00

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 3b

SHARE INVESTMENTS AFFILATES

Consolidated

Final printing

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COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Mexican Pesos)
				ACQUISITION COST	PRESENT VALUE
Grupo Telvista, S.A. de C.V.	Telemarketing in Mexico and USA	510,138,000	45.00	510,138	907,973
Centro Histórico de la Ciudad de México, SA de CV	Real estate services	16,004,000	12.79	80,020	102,239
2Wire, Inc.	Broadband Services	8,619,242	13.00	648,400	301,035
TM and MS, L.L.C.	Internet portal (Prodigy MSN)	1	50.00	29,621	177,786
Eidon Software, S.A. de C.V.	Software development	76,629,615	49.00	155,737	161,857

TOTAL INVESTMENT IN ASSOCIATES				1,423,916	1,650,890
OTHER PERMANENT INVESTMENTS					124,490
T O T A L				1,423,916	1,775,380

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 5

CREDITS BREAKDOWN

(Thousands of Mexican Pesos)

Consolidated

Final printing

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>
Credit Type / Institution	Foreign Institution	Signature Date	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos						Amortization of Credits in Foreign Currency
					Time Interval						Time Interval
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Years or more
BANKS
FOREIGN TRADE
EXPORT DEVELOPMENT C. (1)	Y	16/03/2006	22/07/2014	0.7697	0	0	0	0	0	0	0	182,486	182,486	142,004	142,004	47,007
MIZUHO CORPORATE BANK LTD (1)	Y	15/01/2007	10/03/2018	0.7760	0	0	0	0	0	0	0	827,059	827,060	827,060	827,060	2,851,093
NATIXIS (3)	Y	28/02/1986	31/03/2022	2.0000	0	0	0	0	0	0	0	27,735	27,734	27,734	27,735	127,415

SECURED DEBT
COMMERCIAL BANK
BANAMEX, S.A. (4)	N/A	21/02/2007	22/02/2010	4.8250	0	1,500,000	0	0	0	0	0	0	0	0	0	0
BANK OF AMERICA, N.A. (2)	Y	13/06/2008	13/06/2014	0.6006	0	0	0	0	0	0	0	0	0	0	261,174	391,761
BBV ARGENTARIA (6)	Y	12/02/2008	18/02/2014	0.6075	0	0	0	0	0	0	0	0	0	0	0	2,792,724
BBVA BANCOMER (4)	N/A	26/02/2007	26/02/2010	4.8650	0	1,300,000	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2010	0.4506	0	0	0	0	0	0	0	3,264,675	0	0	0	0
BBVA BANCOMER (2)	Y	30/06/2006	30/06/2012	0.5006	0	0	0	0	0	0	0	0	0	3,264,675	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	20/10/2011	0.5006	0	0	0	0	0	0	0	0	13,058,700	0	0	0
CITIBANK, N.A. (2)	Y	11/08/2006	11/08/2013	0.5756	0	0	0	0	0	0	0	0	0	3,047,030	6,094,060	0
CISCO SYSTEMS (3)	Y	25/04/2007	19/11/2013	4.5000	0	0	0	0	0	0	0	261,174	261,174	235,057	208,939	78,352

OTHER
TOTAL BANKS					0	2,800,000	0	0	0	0	0	4,563,129	14,357,154	7,543,560	7,560,972	6,288,352

STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED DEBT
CERT. BURSAT TELMEX 02-4(3)	N/A	31/05/2002	31/05/2012	10.2000	0	0	0	300,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 06 (5)	N/A	21/09/2006	15/09/2011	5.0550	0	0	500,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 07 (3)	N/A	23/04/2007	16/03/2037	8.3600	0	0	0	0	0	5,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 07-2 (4)	N/A	23/04/2007	16/04/2012	4.8150	0	0	0	4,500,000	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 08 (3)	N/A	21/04/2008	05/04/2018	8.2700	0	0	0	0	0	1,600,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09 (4)	N/A	10/07/2009	07/07/2011	5.6550	0	0	4,000,000	0	0	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-2 (4)	N/A	10/07/2009	04/07/2013	5.8650	0	0	0	0	4,000,000	0	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-3 (4)	N/A	03/11/2009	30/10/2014	5.8650	0	0	0	0	0	4,000,000	0	0	0	0	0	0
CERT. BURSAT TELMEX 09-4 (4)	N/A	03/11/2009	27/10/2016	6.1650	0	0	0	0	0	2,000,000	0	0	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	27/01/2005	27/01/2015	5.5000	0	0	0	0	0	0	0	0	0	0	0	10,426,066
4 3/4 SENIOR NOTES (3)	Y	27/01/2005	27/01/2010	4.7500	0	0	0	0	0	0	0	12,405,765	0	0	0	0
5 1/2 SENIOR NOTES (3)	Y	12/11/2009	15/11/2019	5.5000	0	0	0	0	0	0	0	0	0	0	0	6,529,350
8 3/4 SENIOR NOTES PESOS (3)	N/A	31/01/2006	31/01/2016	8.7500	0	0	0	0	0	4,500,000	0	0	0	0	0	0

SECURED DEBT
PRIVATE PLACEMENTS
UNSECURED DEBT
SECURED DEBT
TOTAL STOCK EXCHANGE					0	0	4,500,000	4,800,000	4,000,000	17,100,000	0	12,405,765	0	0	0	16,955,416

SUPPLIERS
TOTAL SUPPLIERS

OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30)
OTHER LOANS WITH COST	N/A				0	0	0	0	0	0	0	0	0	0	0	0
OTHER LONG AND SHORT TERM LOANS WITH COST (S103) AND (S30) TOTAL

OTHER CURRENT LIABILITIES WITHOUT COST (S26)
OTHER LIABILITIES WITHOUT COST	N/A				0	15,308,363	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26) TOTAL					0	15,308,363	0	0	0	0	0	0	0	0	0	0

TOTAL					0	18,108,363	4,500,000	4,800,000	4,000,000	17,100,000	0	16,968,894	14,357,154	7,543,560	7,560,972	23,243,768

A.- Interest rates:

The credits breakown is presented with an integrated rate as follows:

  6 months USD Libor plus margin

  3 months USD Libor plus margin

  Fixed Rate

  TIIE 28 days plus margin

  TIIE 91 days plus margin

B.- The following rates were considered:

- Libor at 6 months in US dollars is equivalent to 0.4297 at December 31, 2009

- Libor at 3 months in US dollars is equivalent to 0.2506 at December 31, 2009

- TIIE at 28 days is equivalent to 4.9150 at December 31, 2009

- TIIE at 91 days is equivalent to 5.0750 at December 31, 2009

  - Libor at 3 months in JPY is equivalent to 0.2775 at December 31, 2009.

C.- The suppliers' Credits are reclasified to Bank Loans because in this document, Emisnet, Long-Term opening to Suppliers' does not exist.

D.- Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period, which at December 31, 2009 were as follows:

CURRENCY	AMOUNT	E.R.
DOLLAR (USD)	5,103,362	13.06
EURO (EUR)	12,722	18.74
JAPANESE YEN (JPY)	19,891,200	0.14

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 6

FOREIGN EXCHANGE MONETARY POSITION

(Thousands of Mexican Pesos)

  Consolidated

  Final printing

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FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND DOLLARS	THOUSAND PESOS	THOUSAND PESOS
MONETARY ASSETS	668,711	8,732,500	0	0	8,732,500

LIABILITIES	5,204,838	67,968,419	232,161	3,031,730	71,000,149
SHORT-TERM LIABILITIES	1,398,785	18,266,311	2,173	28,384	18,294,695
LONG-TERM LIABILITIES	3,806,053	49,702,108	229,988	3,003,346	52,705,454

NET BALANCE	(4,536,127)	(59,235,919)	(232,161)	(3,031,730)	(62,267,649)

Assets and Liabilities in foreign currency were exchanged at the prevailing exchange rate at the end of the reporting period.

At the end of the quarter the exchange rates were as follows:

CURRENCY	E.R.
DOLLAR (USD)	13.06
EURO	18.74
JAPANESE YEN	0.14

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 7

CALCULATION AND RESULT FROM MONETARY POSITION

(Thousands of Mexican Pesos)

Consolidated

  Final printing

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MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSETS (LIABILITIES) MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT ASSET (LIABILITIES)

JANUARY	0	0	0	0.00	0
FEBRUARY	0	0	0	0.00	0
MARCH	0	0	0	0.00	0
APRIL	0	0	0	0.00	0
MAY	0	0	0	0.00	0
JUNE	0	0	0	0.00	0
JULY	0	0	0	0.00	0
AUGUST	0	0	0	0.00	0
SEPTEMBER	0	0	0	0.00	0
OCTOBER	0	0	0	0.00	0
NOVEMBER	0	0	0	0.00	0
DECEMBER	0	0	0	0.00	0
RESTATEMENT	0	0	0	0.00	0
CAPITALIZATION	0	0	0	0.00	0
FOREIGN CORP.	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					0

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 8

DEBT INSTRUMENTS

Consolidated

  Final printing

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FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

Part of the long-term debt is subject to certain restrictive covenants with respect to maintaining certain financial ratios and the sale of assets, among others.

A portion of the debt is also subject to early maturity or repurchase at the option of the holders in the event of change of control of the Company, as defined in the related instruments. The definition of change of control varies from instrument to instrument; however, no change in control shall be considered to have occurred as long as Carso Global Telecom, S.A.B. de C.V. (TELMEX' controlling company) or its current stockholders continue to hold the majority of the Company's voting shares.

CURRENT SITUATION OF FINANCIAL LIMITED
At December 31, 2009, the Company has complied with such restrictive covenants.

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 9

PLANTS, - COMMERCIAL, DISTRUBUTION AND/OR SERVICE CENTERS -

Consolidated

  Final printing

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PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NOT AVAILABLE

NOTES:

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MEXICAN STOCK EXCHANGE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 10

RAW MATERIALS

Consolidated

  Final printing

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RAW MATERIALS	MAIN SUPPLIERS	ORIGIN	DOM. SUBST.	PRODUCTION COST (%)
NOT AVAILABLE

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SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11a

SALES DISTRIBUTION BY PRODUCT

SALES

(Thousands of Mexican Pesos)

  Consolidated

  Final printing

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MAIN PRODUCTS	NET SALES		MARKET PART. (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES
LOCAL SERVICE	0	45,027,811	0
LONG DISTANCE SERVICE	0	17,577,165	0
INTERCONNECTION	0	16,572,941	0
CORPORATE NETWORKS	0	30,514,837	0
OTHERS	0	4,720,384	0
FOREIGN SALES
NET SETTLEMENT	0	2,579,037	0
LONG DISTANCE SERVICE	0	648,588	0
CORPORATE NETWORKS	0	302,878	0
OTHERS	0	1,156,571	0
TOTAL		119,100,212

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 11b

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES

(Thousands of Mexican Pesos)

  Consolidated

  Final printing

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MAIN PRODUCTS	NET SALES		DESTINATION	MAIN
				TRADEMARKS	CUSTOMERS
	VOLUME	AMOUNT
EXPORT
NET SETTLEMENT	0	2,579,037
CORPORATE NETWORKS	0	204,786
OTHERS	0	578
FOREIGN SUBSIDIARIES
LONG DISTANCE SERVICE	0	648,588
CORPORATE NETWORKS	0	98,092
INTERNET	0	1,155,993
TOTAL		4,687,074

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANALYSIS OF PAID CAPITAL STOCK

Consolidated

Final printing

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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousand pesos)
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUSCRIPTION	FIXED	VARIABLE
A	0.0043	0	395,105,517	0	0	395,105,517	1,706	0
AA	0.0043	0	8,114,596,082	0	8,114,596,082	0	35,035	0
L	0.0043	0	9,682,190,661	0	0	9,682,190,661	41,804	0
TOTAL			18,191,892,260	0	8,114,596,082	10,077,296,178	78,545	0

TOTAL NUMBER OF SHARES REPRESENTING CAPITAL STOCK ON THE REPORTING DATE OF THE INFORMATION:							18,191,892,260

NOTES: The nominal value per share is $0.0043175625 MXN

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 13

PROJECT INFORMATION

(Thousands of Mexican Pesos)

Consolidated

  Final printing

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ITEM	Thousand of Mexican Pesos
	4th. Quarter 09 Oct-Dec	% of Advance	Amount used 2009	Budget 2009	% of Advance

DATA	681,654	17.8	4,548,695	3,826,413	118.9
INTERNAL PLANT	11,216	3.2	333,923	352,963	94.6
NETWORKS	167,521	32.2	753,081	519,920	144.8
TRANSMISSION NETWORK	98,653	5.3	1,512,744	1,861,949	81.2
SYSTEMS	55,654	28.7	165,408	194,076	85.2
OTHERS	596,361	48.9	1,668,874	1,218,385	137.0
TELMEX USA	414	1.6	14,994	26,294	57.0

TOTAL INVESTMENT TELMEX MEXICO	1,611,473	20.1	8,997,719	8,000,000	112.5

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

ANNEX 14

TRANSACTIONS IN FOREIGN CURRENCY AND EXCHANGE OF FINANCIAL STATEMENTS FROM FOREIGN OPERATIONS

Consolidated

  Final printing

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Exchange differences

Transactions in foreign currency are recorded at the prevailing exchange rate on the day of the related transactions. Foreign currency denominated monetary assets and liabilities are valued at the prevailing exchange rate at the balance sheet date. Exchange differences from the transaction date to the time foreign currency denominated monetary assets and liabilities are settled, as well as those arising from the translation of foreign currency denominated balances at the balance sheet date are charged or credited to results of operations.

Translation of financial statements of foreign subsidiary and affiliate

The financial statements of the foreign subsidiary and affiliate are either consolidated or accounted for based on the equity method, as the case may be, once the financial statements have been adjusted to conform to Mexican Financial Reporting Standards in the corresponding local currency, and are then translated to the reporting currency. All the assets and liabilities of our foreign subsidiary and affiliate are translated to Mexican pesos at the prevailing exchange rate at year-end. Stockholders’ equity accounts are translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. Revenues, costs and expenses are translated at the historical exchange rate. Translation differences are recorded in stockholders’ equity in the line item “Effect of translation of foreign entities” under “Accumulated other comprehensive income items.”

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

COMPLIANCE WITH THE REQUIREMENT ISSUED BY THE COMISION BANCARIA Y DE VALORES (BANKING AND SECURITIES COMMISSION OF MEXICO)

Consolidated

Final printing

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Derivative Instruments

As of December 31, 2009, Teléfonos de México, S.A.B. de C.V. (the “Company”) had cross currency swap agreements in the equivalent of U.S.$ 4,178 million, which have hedged the exchange rate and interest rate risks related to the bonds with maturity in 2010 and 2015 for a total amount of U.S.$ 1,495 million and bank loans with maturity from 2010 to 2018 for a total amount of U.S.$  2,683 millon. These hedges allowed us to fix the exchange rate of our debt on a weighted average exchange rate of $ 10.5892 Mexican pesos per US dollar, as well as to partially set a fixed rate with a range between 7.52% for bonds maturing in 2010 and 8.57% for bonds maturing in 2015 and for other cases, an average interest rate of 28-day TIIE less 26 basis points. During this quarter we did not have any early termination on cross currency swaps agreements.

 At the end of the fourth quarter, the Company had forward agreements for U.S.$ 245 million at a weighted average exchange rate of $ 13.2812 Mexican pesos per dollar. These agreements hedged  partially a U.S,$ 950 million bond with maturity on January 2010.

 Additionally, the Company had interest rate swaps in Mexican pesos for Ps.$23,752 million to hedge the floating rate risk in local currency fixing it at an average of 8.19%.

 These transactions have been carried out based on the Company’s policies, strategies and guidelines that are explained below.

 I. Qualitative and quantitative Information

 i. Policies for using  derivative instruments

 Objective to enter into derivative transactions and selected instruments

 With the purpose of reducing the risks related to the variations of exchange rate and interest rate, the Company uses derivative instruments connecting the hedges to the contracted debt. The derivative instruments that have been selected are mainly:

  (a)    instruments for purchasing US dollars at a specified future time (forwards);

(b)    instruments that involve the exchange of principal and interest from one currency to another (cross currency swaps); and

(c)    instruments to fix the floating interest rates of the debt (interest rate swaps).

 Hedge strategies

 When the market conditions are favorable, the Company’s Management determines the amounts and objective parameters considered in the hedging agreements. This strategy seeks to reduce the risk exposure of abnormal fluctuations in the market of the main variables that affect our debt, including exchange rate and interest rate, to maintain a solid and healthy financial structure.

 These strategies of hedging financial risks are included in the Corporate Governance Guidelines adopted by the Company, and its application is authorized by the Audit Committee.

 Trading markets and eligible counterparts

 The financial institutions and counterparts with which the Company enters into such derivative instruments are considered to have a proven reputation and solvency in the market, which allows us to balance our risk positions with such counterparts. Also, the Company only uses derivative instruments that are of common use in the markets, and therefore, can be quoted by two or more financial institutions to assure the best conditions in the negotiation.

 Policies for the appointment of calculation and valuation agents

 Given that the Company uses derivative instruments of common use in the market, it appoints a third party that is responsible to provide the market price of such instruments. These prices are compared by the Company with the ones provided by the financial intermediaries; and,  in certain transactions,the counterpart is able to act as valuation agent under the applicable documentation if it is a financial institution with a proven reputation.

 Main terms and conditions of the agreements

 It is a policy of the Company that the amount, date and interest rate conditions of the debt to be hedged, if possible, have to coincide with the terms of the hedges, that is usual for this type of transactions in the different markets where it operates. All the transactions with derivative instruments are made under the ISDA Master Agreement (International Swap Dealers Association) standardized and duly executed by the legal representatives of the Company and the financial institutions, and in the case of counterparts in México, pursuant to the uses and practices of the market in our country.

Margin policies, collaterals and lines of credit

In some cases, the Company has entered into an accessory agreement to the ISDA Master Agreement with the financial institutions, the Credit Support Annex, which sets forth an obligation to grant collaterals for margin calls in case the mark-to market value exceeds certain established credit limits (threshold amount). The Company has the policy to keep a close watch of the volume of the transactions entered with each financial institution in order to avoid, if possible, any margin call.

Processes of levels of authorization required by type of negotiation

The strategy for hedging financial risks is discussed and approved by the Audit Committee. Subsequently, the Board of Directors is informed for its knowledge and ratification. The Treasury is in charge of its implementation and is supervised by the Company’s Chief Financial Officer.

Existence of an independent third party that reviews such processes

Both, the fulfillment of the Corporate Governance Guidelines and the measurement of effectiveness of the derivative instruments, to comply with the  financial reporting standards, are discussed with the external auditors that validate the correct accounting application of the effect of such instruments in the income statement and the balance sheet.

ii. Generic description of the valuation techniques

 As previously stated, derivative instruments are carried out by the Company only for hedging purposes. The measurement of the effectiveness of the hedges is made in a prospective and retrospective manner. For the prospective valuation, we use statistic techniques that allow us to measure in what proportion the change in the value of the hedged debt (primary position) is compensated by the change in the value of the derivative instrument. The retrospective valuation is made by comparing the historic results of the debt flows with the flows of the respective hedges.

iii. Internal and external liquidity sources to meet the requirements related to derivative instruments

 It is estimated that the Company’s cash generation has been enough to service debt and the established derivative instruments to hedge the risks associated with such debt.

  iv. Changes in the exposure to the main identified risks and its management

 The identified risks are those related to the variations of the exchange rate and interest rate. Given the direct relationship between the hedged debt and the derivative instruments and that they do not have any variables that could affect or terminate the hedge in advance, the Company does not foresee any risk that such hedges could differ from the original purpose for which the hedges were established.

 In the  fourth quarter of 2009, it was recognized in the statements of income a net  charge of Ps. 2,276 million and an accrued net  charge at the end of  December of Ps. 2.135 million for exchange rate hedges. Furthermore, it was recognized in the statements of income a net charge of Ps. 421 million and an accrued net charge at the end of  December of Ps. 2,057 million for interest rate hedges.

 During the  fourth quarter, there have not been any margin calls.

  To date, there has not been any breach in the terms and conditions of the respective agreements.

  v. Quantitative information

  See TABLE 1 attached.

 II. SENSITIVITY ANALYSIS

In the case of the Company, the sensitivity analysis does not apply for the derivative instruments, since they are only carried out for hedging purposes.

Derivative Instruments Summary
Figures in thousands of Mexican Pesos and US Dollars

Type of Derivative	Purpose of Hedging, Negotiation or Others	Notional Amount		Value of Underlying Asset Variable of Reference		Fair Value		Maturity Amounts per year	Collateral / Lines of Credit (*)
		Current Quarter	Previous Quarter	Current Quarter	Previous Quarter	Current Quarter	Previous Quarter

Exchange rate hedges (Principal and interests)
		USD	USD	TIIE	TIIE	MXN	MXN
Cross Currency Swap	Hedging	3,964,024	3,994,024	4.9150	4.9300	11,387,622	13,100,448	(1)
				EXCHANGE RATE	EXCHANGE RATE
				13.0587	13.5042
Subtotal		3,964,024	3,994,024			11,387,622	13,100,448

		USD	USD	EXCHANGE RATE	EXCHANGE RATE
Forwards	Hedging	245,000	370,000	13.0587	13.5042	(119,719)	7,380	(2)

Total		4,209,024	4,364,024			11,267,903	13,107,828

		YEN	YEN	TIIE	TIIE
Cross Currency Swap	Hedging	19,891,200	19,891,200	4.9150	4.9300	837,927	1,040,420	(3)
				EXCHANGE RATE	EXCHANGE RATE
				0.1404	0.1507

Exchange Rate Hedges (interests only)
		USD	USD	TIIE	TIIE
Cross Currency Coupon Swap	Hedging	50,000	350,000	4.9150	4.9300	(390)	(7,346)	(4)
				EXCHANGE RATE	EXCHANGE RATE
				13.0587	13.5042

Interest Rate Hedges (Floating ratio to fixed rate)
		MXN	MXN	TIIE	TIIE	MXN	MXN
Interest Rate Swap	Hedging	23,752,125	23,752,125	4.9150	4.9300	(728,800)	(765,033)	(5)

					TOTAL	11,376,640	13,375,869

*) Of our hedge agreements, 65% of the total hedge amount include margin calls when the market value exceeds the amounts of the lines of credit that we have for the amount of USD $ 290 million.

(1) These swaps, hedge the debt position in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less 26 basic points and with an average life of 3 years.

(2) This forward position mainly hedges debt position in US dollars with maturity in January 2010.

(3) This swap, hedge debt position in Yens with the obligation of paying in Mexican pesos $ 2,000 million (equivalent to USD $ 214 million) at a floating rate and mature on February 2014.

(4) These swaps hedge the interest payment of debt in US dollars, with the obligation of paying floating rate in Mexican pesos at an average of TIIE less a margin and with maturities up to 2010.

(5) These agreements hedge debt position in Mexican pesos at a floating rate, fixing it at an average of 8.19% and with an average life of 5 years.

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

GENERAL INFORMATION

Consolidated

Final printing

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ISSUER GENERAL INFORMATION

COMPANY: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL: INTERNET PAGE:	TELEFONOS DE MEXICO, S.A.B. DE C.V. PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 12 12 www.telmex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID: FISCAL ADDRESS: ZIP: CITY:	TME 840315KT6 PARQUE VIA 198, COL. CUAUHTEMOC 06599 MEXICO, D.F.

OFFICERS INFORMATION

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHAIRMAN OF THE BOARD CHAIRMAN OF THE BOARD LIC. CARLOS SLIM DOMIT AV. SAN FERNANDO No.649, COL. PEÑA POBRE 14060 MEXICO, D.F. 53 25 98 01 55 73 31 77 slimc@sanborns.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF EXECUTIVE OFFICER CHIEF EXECUTIVE OFFICER LIC. HECTOR SLIM SEADE PARQUE VIA 190 - 10TH. FLOOR OFFICE 1004, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 15 86 55 45 55 50 hslim@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	CHIEF FINANCIAL OFFICER CHIEF FINANCIAL OFFICER ING. ADOLFO CEREZO PEREZ PARQUE VIA 190 - 10TH. FLOOR OFFICE 1016, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 57 80 52 55 15 76 acerezo@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF CORPORATE INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF BUYBACK INFORMATION DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	IN-HOUSE LEGAL COUNSEL LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF FINANCIAL INFORMATION DELEGATE

COMPTROLLER

LIC. ROLANDO REYNIER VALDES

PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 92 92

57 05 62 31

rreynier@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

DISTRIBUTION OF MATERIAL FACTS DELEGATE

SHAREHOLDER SERVICES MANAGER

LIC. MIGUEL ANGEL PINEDA CATALAN

PARQUE VIA 198 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC

06599

MEXICO, D.F.

52 22 53 22

55 46 21 11

mpineda@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:

INVESTOR INFORMATION RESPONSIBLE

INVESTORS RELATIONS MANAGER

LIC. ANNA DOMINGUEZ GONZALEZ

PARQUE VIA 198 - 7TH. FLOOR OFFICE 701, COL. CUAUHTEMOC

06599

MEXICO, D.F.

57 03 39 90

55 45 55 50

ri@telmex.com

POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	SECRETARY OF THE BOARD OF DIRECTORS LEGAL DIRECTOR LIC. SERGIO F. MEDINA NORIEGA PARQUE VIA 190 - 2ND. FLOOR OFFICE 202, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 14 25 55 46 43 74 smedinan@telmex.com
POSITION BMV: POSITION: NAME: ADDRESS: ZIP: CITY: TELEPHONE: FAX: E-MAIL:	PAYMENT RESPONSIBLE COMPTROLLER LIC. ROLANDO REYNIER VALDES PARQUE VIA 198 - 5TH. FLOOR OFFICE 502, COL. CUAUHTEMOC 06599 MEXICO, D.F. 52 22 92 92 57 05 62 31 rreynier@telmex.com

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MEXICAN STOCK EXCHANGE

Audited information

Index

SIFIC/ICS

STOCK EXCHANGE CODE: TELMEX QUARTER: 4 YEAR: 2009

TELÉFONOS DE MÉXICO, S.A.B. DE C.V.

BOARD OF DIRECTORS

Consolidated

Final printing

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POSITION	NAME

CHAIRMAN OF THE BOARD	LIC.	CARLOS	SLIM	DOMIT

CO-CHAIRMAN	ING.	JAIME	CHICO	PARDO
VICE CHAIRMAN (INDEPENDENT)	C.P.	JUAN ANTONIO	PEREZ	SIMON

BOARD PROPIETORS (INDEPENDENT)	ING.	ANTONIO	COSIO	ARIÑO
BOARD PROPIETORS (INDEPENDENT)	DRA.	AMPARO	ESPINOSA	RUGARCIA
BOARD PROPIETORS (INDEPENDENT)	ING.	ELMER	FRANCO	MACIAS
BOARD PROPIETORS (INDEPENDENT)	LIC.	ANGEL	LOSADA	MORENO
BOARD PROPIETORS (INDEPENDENT)	LIC.	JOSE	KURI	HARFUSH
BOARD PROPIETORS	LIC.	MARCO ANTONIO	SLIM	DOMIT
BOARD PROPIETORS (INDEPENDENT)	SR.	MICHAEL	J.	VIOLA
BOARD PROPIETORS	LIC.	HECTOR	SLIM	SEADE
BOARD PROPIETORS (INDEPENDENT)	SR.	LARRY	I.	BOYLE
BOARD PROPIETORS (INDEPENDENT)	C.P.	RAFAEL	KALACH	MIZRAHI
BOARD PROPIETORS (INDEPENDENT)	LIC	RICARDO	MARTIN	BRINGAS

BOARD ALTERNATES	LIC.	PATRICK	SLIM	DOMIT
BOARD ALTERNATES	C.P.	JOSÉ HUMBERTO	GUTIERREZ-OLVERA	ZUBIZARRETA
BOARD ALTERNATES (INDEPENDENT)	LIC.	JORGE C.	ESTEVE	RECOLONS
BOARD ALTERNATES (INDEPENDENT)	ING.	ANTONIO	COSIO	PANDO
BOARD ALTERNATES (INDEPENDENT)	SR.	EDUARDO	TRICIO	HARO
BOARD ALTERNATES (INDEPENDENT)	ING.	MARCOS	FRANCO	HERNAIZ
BOARD ALTERNATES (INDEPENDENT)	LIC.	JAIME	ALVERDE	GOYA
BOARD ALTERNATES	LIC.	EDUARDO	VALDES	ACRA
BOARD ALTERNATES	SR.	JORGE A.	CHAPA	SALAZAR

SECRETARY OF THE BOARD OF DIRECTORS	LIC.	SERGIO	MEDINA	NORIEGA

ASSISTANT SECRETARY	LIC.	RAFAEL	ROBLES	MIAJA

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2010.	TELÉFONOS DE MÉXICO, S.A.B. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: TELÉFONOS DE MÉXICO, S.A.B. DE C.V. - FOURTH QUARTER 2009. (AUDITED INFORMATION)